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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines System Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 122 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/29/04

RECEIVED
2004 JUN 21 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 8, 2004

Japan Airlines System Corporation
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Re: Notice of Convening of 2nd Annual General Meeting of Shareholders

ARLS
3-31-04

Dear shareholder:

This is to inform you that the 2nd annual general meeting of shareholders of the Company shall be held according to the schedule indicated below. In this regard, we request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In such case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 25, 2004 (Friday), 10:00 AM
2. Location: "Tsurunoma Room," main banquet hall floor (Main Bldg. 1F), Hotel New Otani
   4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Items of the Meeting
   Reports: Reporting of the balance sheet for the period ending on March 31, 2004 along with reporting of the business report and profit and loss statement for the 2nd term (from April 1, 2003 to March 31, 2004)
   Proposed Resolutions:
   Item 1: Approval of proposed appropriation of retained earnings for the 2nd term
   Item 2: Partial amendment of the articles of incorporation. A summary of the proposed resolutions is described in the following Reference Document for Exercising Voting Rights" (page 23 to 26).
   Item 3: Election of 12 directors
   Item 4: Presentation of retirement gratuity for outgoing directors

Very truly yours,

Isao Kaneko
President

Please note that the English translation of this Notice of Convening of 2nd Annual General Meeting of Shareholders and all of the attached documents (Business Report, Balance Sheet, Statement of Income, Proposal for Appropriation of Retained Earnings, copy of Report of Independent Auditors, copy of Report of the Board of Corporate Auditors, Reference Document for Exercising Voting Rights, and Other Information) are provided for reference only. The official documents are written in Japanese, and in the event of a discrepancy, the Japanese documents shall prevail.

The company announced its financial results for the fiscal year ended March 31, 2004(FY2003) on May 7, 2004. Please refer the company's URL. : http://www.jal.jp

【attached documents】

Business Report (From April 1, 2003 to March 31, 2004)

1. Business Overview

(1) Trends and Results of JAL Group Business Operations

The Japanese economy remained stagnant during the current term, with the employment and personal income environments being bleak, and personal spending staying low, although there were some signs of recovery. In the aviation industry, the increasingly worrisome developments in the world, including the war in Iraq and a succession of terrorist attacks, as well as the SARS (Severe Acute Respiratory Syndrome) epidemic and the avian flu scare that arose in the latter half of the fiscal year, adversely affected passengers' psychological comfort, resulting in a dramatic decline in the number of passengers on our international flights during the current term. However, domestic passenger operations have enjoyed a fairly strong demand.

Within this backdrop, JAL Group, which was established by the business integration of Japan Airlines Co., Ltd. (hereinafter referred to as JAL) and Japan Air System Co., Ltd. (hereinafter referred to as JAS), endeavored to improve its financial standing by providing high-quality services and attractive plans and undertaking a number of cost reduction measures, in order to become "the world's top airline group in both quality and quantity."

With respect to the preparation and progress of the business integration, April 2004 had been scheduled as the milestone for the completion of the integration, and the Group proactively implemented its IT system integration, the building of a slim organization by eliminating redundancies, and the renewal of various sales services, as well as the implementation of integration measures ahead of the schedule to ensure that the effect of the integration would be seen as early as possible.

More specifically, the Group implemented the following measures to build an efficient business operational structure and to reduce facilities leasing expenses: restructuring of all domestic routes, integration of international routes, concentration of the head office functions of the Company, JAL, and JAS in the JAL Building, and integration and realignment of offices of airport and maintenance functions in the Haneda area. Additionally, subsidiaries such as travel agencies and ticket reservation and issuance companies were restructured to ensure that the effect of the integration would be seen as early as possible.

With respect to the mileage program, JAL Mileage Bank and JAS Mileage Service were merged in April 2003 into JAL Mileage Bank, the new mileage program of JAL Group that boasts the nation's biggest airline network. The Group will continue to enhance the program, the membership of which exceeded 15 million members in September 2003.

As a result of these efforts, it is estimated that the positive effect of integration in the current term exceeded ¥20.0 billion, owing to the higher efficiency and improved income resulting from the business integration.

However, the negative effect of the war in Iraq, SARS, and other factors as noted above, was so grave that JAL Group's total weight transported on its international and domestic passenger and cargo flights declined by 7.3%, in comparison with the previous term, to 13,086,970,000 ton-km, and the Group's consolidated settlement of accounts (of 160 consolidated subsidiaries and 24 affiliates accounted for by the equity method) indicated a 7.3% drop in the operating revenue from the level of the previous term to ¥1,931.7 billion. In order to respond to such dramatic changes in the business environment, the Group implemented emergency income improvement measures including supply adjustment. However, factors such as the sharp rise in the unit price of aviation fuel undermined the reduction of operating expense, which ended at ¥1,999.3 billion, 3.5% less than the level of the previous term. The resulting operating loss, ordinary loss, and net loss were ¥67.6 billion, ¥71.9 billion, and ¥88.6 billion, respectively.

In January this year, an accident occurred at the Tokunoshima Airport, whereby the left wing of a MD-81 hit the runway when it landed with broken landing gear. In the same month, engine trouble was found in MD-81s and MD-87s, and the Group subsequently decided to temporarily halt the flights of these aircrafts to ensure safety. The Group sincerely apologizes for these incidents to the affected customers and the concerned shareholders and stakeholders. Safe flights are the foundation of JAL Group's existence and its social responsibility. The incidents that occurred immediately before the completion of the business integration of the Group are seen as a warning for JAL Group. With that in mind, the Group vows to aggressively pursue "safety" and "quality" with due diligence and care.

(2) Status of Individual Operations

International Passenger Operations

JAL Group has operated its business with the goals of building a network corresponding to customer needs, operating routes efficiently, providing customers with top-class services at satisfying rates, and becoming the No.1 airline through customer satisfaction. However, a sharp decline in the demand for international passenger flights was observed due to the war in Iraq, SARS, and other aforementioned factors and the Group was obliged to take the following measures to minimize its negative impact.

With respect to route operations, the Group formulated a route operation plan encompassing some increase in flights on the Nagoya-Beijing, Nagoya-Tianjin, Fukuoka-Shanghai, and Tokyo-Hanoi routes in the first half of the term. However, the scale of operations was cut to 84% of the plan after a thorough review of the supply plan, to counter the impact of the war in Iraq, SARS, and other adverse factors. In the latter half of the term, in response to the recovery of demand for flights departing from Japan mainly for business use, the Group increased the number of flights on the Osaka-Dalian, Osaka-Shanghai, Osaka-Guangzhou, Tokyo-Dalian and other routes to utilize the increased air transport capacity agreed upon in the China-Japan aviation negotiation in July, and also enhanced the route network by measures such as increasing the number of flights on the Tokyo-London route to two per day.

On the sales side, in order to wipe out the bleak mood among users who refrained from overseas holidays in light of the war in Iraq, SARS, and other unfavorable factors, the Group appointed Southern All Stars, a band that is popular among a wide range of generations, as the spokespersons for its year-long sales and promotional campaign with the slogan of "FLY! JAL! Over The Seas!" to invoke a demand for overseas travel among consumers.

The Group has also developed new products corresponding to the expansion of its routes to China. One example is the development of tours to destinations in the Yellow River Basin in Henan Province between Xian and Zhengzhou, which was named "The Dynasty Road" for the campaign. With the cooperation of the National Tourism Administration of the People's Republic of China, the Group started the operation of the "JAL Dynasty Express Bus".

Additionally, the Group strived to enhance its travel products and explore new demand by proposing a new traveling style called the "Silver Wedding Trip" for middle to senior generations who have relatively strong interests in traveling.

While the recovery in the demand for tourism remained sluggish, the Group operated charter flights between Haneda and Cairns, Haneda and Saipan, utilizing the newly acquired late-night arrival/departure slots at the Haneda Airport, and between Narita and Alaska (Anchorage), Narita and Palau, and other local airports and Honolulu, where regular flights were not available. After November 30, some slots at the Haneda Airport became available for daytime international charter flights, and the Group strived to aggressively develop the market by flying one charter flight between Haneda and Kimpo daily.

With respect to the promotion of tourism in Japan for foreign visitors, in accordance with the national government's "Country Built on Tourism" policy, the Group actively participated in the "Visit Japan Campaign," developed tours for individual tourists with emphasis on Japanese culture and through collaborative campaigns with East Japan Railway, and strengthened the promotional activities for visits to Japan with particular focus on the U.S., China, South Korea, Hong Kong and Taiwan.

With respect to the introduction of IT, in order to respond to the rapidly growing market needs, the Group implemented measures including new web discount fares available on JAL's website, paperless flight tickets (JAL e-tickets), and the promotion of the use of the automatic check-in machines for international flights. While the overall demand declined, sales of the Internet-only "Web Goku" fares recorded a significant growth, as they were widely accepted as being reasonable in a market that increasingly looks to planning trips on an individual basis.

In terms of product strategies, the Group fully deployed the latest model of seats under the names of "New Sky Sleeper Solo" for first-class passengers and "Shell Flat Seat" for executive-class passengers bound for the destinations of London and New York. Customers have given these seats high ratings for their lounge-like comfort. The New Sky Sleeper Solo and Shell Flat Seats will gradually be introduced on routes for major U.S. and European destinations.

The Group's total number of international passengers was 11.74 million, down 19.8% from the level of the previous term, and the operating revenue was ¥549.7 billion, down 17.8 % from that of the previous term.

Domestic Passenger Operations

In terms of route operations, the JAL and JAS networks were restructured in April 2003 to maximize the benefit of the increase in the number of flights in domestic operations. More specifically, major routes were incorporated in the JAL flight network with larger aircraft on service, and local routes were incorporated in the JAS flight network with small to medium aircraft on service, to maximize the revenue and promote operational efficiency. Additionally, the departure times were rationalized to avoid redundancies between JAL and JAS flights in order to provide customers with a more usable timetable.

To minimize the negative effect of the return of some of the arrival/departure slots at the Haneda Airport at the time of the business integration and the subsequent decrease in the number of flights on the major routes departing from Haneda, the Group improved aircraft utilization by starting new services on such routes as Tokyo-Yamagata and Osaka-Memanbetsu, and increased the number of flights on routes such as Nagoya-Fukuoka and Nagoya-Kagoshima to materialize the positive impact of the business integration as early as possible.

On the sales side, the Group continued to provide customers with usable and competitive fares to boost the demand, under the brands of "Bargain Fares" and "Birthday Discount Fares," which have been popular among customers. "Time Discount" and "Flight-Specific 7-Day Advance Booking Discount" fares were newly introduced to diversify the fare system to meet customer needs. In response to the inauguration of the Tokaido Bullet Train service to Shinagawa Station, the Group implemented discounts of coupon fares for the Tokyo-Osaka, Tokyo-Okayama, and Tokyo-Hiroshima routes, to underline the convenience of air transport and to improve its competitiveness.

In terms of sales promotion, in addition to the existing Okinawa Campaign, Hokkaido Campaign, and other campaigns, the Group implemented a new Kyushu Campaign from October 2003 to boost the tourism demand and to promote sales by advertising the enhanced network of JAL Group.

New product development was aggressively sought by the new JAL Group as a whole. From April 2003, a consistent service from reservation to the airport to the cabin was organized for customers who require special assistance, with the service name of "JAL Smile Support" under the basic concept of "friendly and hearty." Additionally, in February 2004, the Group announced the introduction of a new class, "Class J," which will become available from June this year. Class J will provide a "new style of relaxation" by adopting advanced ergonomic seats and is hoped to enhance the Group's competitiveness.

With respect to reservation and information services, since April 2003, customers have been able to reserve their seats for both JAL and JAS flights at their respective reservation centers. The introduction of an automated voice response system has enabled round-the-clock reservation center operation for both

JAL and JAS centers since July 2003.

Concerning the on-line business of the Group's domestic operations, the Group implemented a more understandable and usable website, " JAL e-Style", by integrating JAL and JAS websites into one site, enabling more and more customers to use e-Style through the Internet, mobile phones, and JAL ONLINE (domestic business trip support service for corporate customers). As a result, the proportion of domestic individual passengers electronically making reservations and checking in exceeded 40% in March. The nation's first mobile-phone-based boarding procedure, "Keitai Check-in," introduced in July, and other services utilizing information technologies also provide added value to customers.

These measures to ameliorate operations resulted in a significant improvement of 6.7% in passenger unit revenue compared with the level of the previous term. JAL Group's total number of domestic passengers was 46.49 million, down 0.1% from that in the previous term, however, the operating revenue was ¥668.8 billion, up 6.3% from the level of the previous term.

Cargo Operations

International cargo demand in the first half of the term was weak due to the decrease in the cargo space accompanying the decrease in the number of passenger flights caused by the war in Iraq, SARS and other adverse factors, and the weak demand for the over-the-Pacific cargo business. However, since the latter half of the term, the demand on Asian routes, mainly for Chinese destinations and Hong Kong, and destinations in Europe has continued to be strong, and the over-the-Pacific demand also turned upward. Therefore, the level of demand over the year as a whole remained at about the same as that in the previous term.

The cargo category statistics indicate that the demand for digital home appliances, including digital cameras, DVD-related equipment, plasma TVs, and liquid crystal TVs, has significantly grown to become one of the major product categories in addition to conventional machinery and automotive parts.

In terms of route operations, although the supply of cargo space on passenger flights declined in the first half of the term, a new route between Tokyo and Xiamen was inaugurated in April, and the number of cargo flights to Hong Kong and Shanghai increased in September and in November, respectively, to reinforce the routes to China, where cargo demand is rapidly growing.

In terms of product strategies, from July, the Group improved the convenience of the cargo service products by adding the merit of the fastest and highest priority service guarantee, utilizing the network that was expanded through the alliance strategies in the area of international cargo business.

The Group's response to the introduction of IT included the commencement of the full-scale operation of its Internet-based international cargo flight booking and cargo status information search site, "Ezycargo", from February. This website is expected to greatly contribute to higher efficiency and more rapid processing of transactions in the international air cargo industry in the future.

The Group's total weight transported was down 0.8% from the level of the previous term at 4,372,320,000 ton-km, and due to the decline in the unit revenue, largely as a result of the stronger yen, the operating revenue, at ¥153.0 billion, was down 2.7% from the level of the previous term.

The Group's domestic cargo business was uplifted by the upturn of the domestic economy in the latter half of the term, and for the first time in three years, the total demand for domestic cargo service exceeded the level of the previous term. Owing to these circumstances and the network expansion through the integration of JAL and JAS, the revenue remained about the same as that of the previous term, despite the decline in the cargo space on the high-demand routes due to the restructuring of the routes and the number of flights. As a result, the Group's total weight transported, at 376,280,000 ton-km, was down 2.1% from the level of the previous term, and the operating revenue increased by 1.9% from that of the previous term to ¥30.8 billion.

Other Operations

With respect to related businesses, the Group's subsidiaries were restructured as listed below, to build a more efficient operational structure and to ensure that the effect of integration would be seen early on.

1) Restructuring of local travel agencies into four companies nationwide
2) Streamlining of the operational structure at major airports through the restructuring of airport passenger service companies
3) Restructuring of ticket reservation and issuance companies into four companies nationwide
4) Enhancement of flight simulators and restructuring of aircraft maintenance companies
5) Integration of distribution/service business companies through mergers
6) Establishment of a new company in charge of brand management, advertising, and other communications issues by restructuring advertising-related subsidiaries and the functions of group companies

Despite these measures, overseas travel products, in-flight meals, hotels and other related business companies were affected by the decline in the demand for overseas travel due largely to the war in Iraq, SARS, and other unfavorable factors.

(3) Trends and Results of the Company

The Company, as the holding company of JAL Group, develops the group-wide goals and strategic plans, executes the optimal distribution of management resources, and supervises the entire Group, to maximize the market capitalization. Additionally, we have executed strategic management and supported the operations of group companies to ensure the best for the Group as a whole.

The business integration necessitated the resolution and/or adjustment of various issues. As a consequence, we established area-specific subcommittees, each of which was chaired by one of the directors of JAL or JAS, to strictly supervise the integration planning and progress management. The Company, as the overall coordinator of the Group leading the integration process, made the decisions regarding issues that were difficult to be resolved by one subcommittee, or those that concerned multiple areas.

Regarding system integration, which is one of the most important issues, the Company prioritized and implemented the integration of systems that are directly connected to the provision of service to customers, from the viewpoint of our customers. Additionally, we established the IT Systems Integration Project with our President as the General Manager, to make prompt decisions on our system integration efforts. Consequently, the consolidated systems became operational in April 2004, as planned.

In addition to the above management organizational enhancement, the Company proactively embarked on IR (investor relations) activities with particular emphasis on shareholders' (investors') interests. In September 2003, we conducted a questionnaire survey via the pages of "Shareholder News" and received valuable input for our management from over 30,000 respondents, most of whom were individual shareholders.

As a result of the above-described activities, the Company's nonconsolidated statement of income indicated the operating revenue, ordinary income, and net income to be ¥21.3 billion, ¥10.1 billion, and ¥8.7 billion, respectively, from dividends from JAL, an operating subsidiary, and fees for management guidance and special fiduciary services provided to JAL and JAS.

In terms of dividends for the current term, we respectfully ask our shareholders to understand our regretful decision of no dividends, which is a result of the huge loss recorded on the JAL Group's consolidated settlement of accounts, and the consideration of the financial standing of the Group as a whole.

(4) Challenges That the Company and Our Group Must Meet

The Japanese economy, in the near future, is expected to slowly recover from recession, being supported by corporate capital investments and exports. The aviation industry has seen some new business opportunities becoming available recently, thanks to the growth of the Asian markets (mainly China) and the opening of the Chubu International Airport. At the same time, the rules and framework of competition in the industry may drastically change under the current circumstances, and the competition is expected to become severer, while the uncertain developments on the international scale means that the industry must decisively pursue safety, including the assurance of security on flights.

Within this backdrop, JAL Group completed its integration process as of April 1st this year, inaugurating the new organizational structure in which Japan Airlines International took over the international passenger and cargo operations from JAL, and Japan Airlines Domestic took over the domestic passenger operations from JAS. Under the new operational structure, the Group will endeavor to maximize its revenue, further pursue a lower cost structure, and reduce costs by operational process reform, thereby maximizing its cost effectiveness. These undertakings will improve the profitability, lead the Group to a more sound financial standing, and ensure a resumption of dividends and 10% or higher consolidated ROE (return on equity) through the fiscal years 2004 to 2006.

Starting from April this year, upon completion of the integration process, all our flights that had had flight numbers starting with either JAL or JAS were renamed with JAL as the prefix, and the employees' uniforms and airport counter designs have been unified under the JAL brand. Our trade name as the holding company of JAL Group will also be changed to Japan Airlines Corporation, subject to shareholders' approval, to ensure the dissemination of the JAL brand.

In order for JAL Group to enjoy sustainable growth, it must fulfill its responsibilities as a corporate citizen of society and establish its credibility within society. To that end, the Company will newly establish a CSR (corporate social responsibility) Committee to proactively satisfy the CSR requirements, and JAL Group as a whole will strongly promote undertakings for global environmental conservation, compliance, investor relations, and community services, among others.

As for flight security, JAL Group will put together the efforts of all group companies and strive to further reinforce its security management systems to ensure that the same level of safety is guaranteed throughout our flight networks.

In the area of services, under the motto of "customer first," all employees of JAL Group will be trained to be customer-centric, to accurately grasp customers' needs and wants, and to create the most suitable products and services, thereby laying the solid foundation of the Group as the "airline group that continues to be selected." JAL Group also published, in April this year, a compilation of the Group's service criteria that the Group has already implemented or has been expending its utmost efforts to implement, as The JAL Group Service Commitment.

Through the undertakings and efforts described above, the Company and JAL Group aim to become "the world's top airline group both in quality and quantity," built on strengthened safety and service quality. We will also strive to maximize the positive impact of the business integration, to improve the profitability and the health of our financial standing, and ultimately to prove the shareholders' confidence in us rewarding.

We respectfully ask our shareholders to lend us their continuing support and understanding.

(5) Capital Investments and Fund Procurement

a. Capital Investments

There are no items warranting special mention.

b. Fund Procurement

In order to allocate funds to refinancing and capital investments by its subsidiaries, the Company collected funds as capital for loans to these subsidiaries. The funds collected consisted of 179.9 billion yen borrowed on long-term arrangements and 30.0 billion yen raised through the issuance of ordinary bonds in Japan.

We assumed a portion of our subsidiary's debts, totaling ¥115.7 billion.

(6) Trends of Business Results and Assets

Item	(FY2000)	(FY2001)	1st term (FY2002)	2nd term (FY2003)
Operating revenue (¥ million)			3,176	21,329
Ordinary income (¥ million)			40	10,167
Net income (¥ million)			11	8,701
Net income per share (¥)			0.01	4.41
Total assets (¥ million)			619,604	931,961
Net assets (¥ million)			289,351	285,648
Net assets per share (¥)			146.24	145.54

(Notes)

1. The Company was established as a holding company on October 2, 2002 through the business integration of JAL and JAS. For this reason, there is no description of business results and assets for the period prior to that fiscal year.
2. Net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of treasury stocks is deducted from the number of issued shares.
3. Starting the current term, financial statements are prepared in accordance with the Ministerial Ordinances for Partial Amendment to the Enforcement Regulations for the Commercial Code (Ministry of Justice Ordinance No. 7 of February 28, 2003 and the Ministry of Justice Ordinance No. 68 of September 22, 2003).

For the first term, the Company posted a net income of 11 million yen due to management guidance fees collected from JAL and JAS, fees for special fiduciary services, interests on loans and other incomes. The first business year was from the date of the Company's foundation to March 31, 2003.

The financial results for the second term are as described in the preceding section "1. Business Overview."

2. Company Overview

[The statements hereafter are true as of March 31, 2004, unless otherwise specified elsewhere.]

(1) Major Company Activities

Control and management, through shareholding, of the business activities of the companies that operate regular and irregular air transportation businesses, aircraft maintenance business, and additional and related businesses

(2) Head Office

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo

(Note) The location of the head office was changed on November 25, 2003.

(3) Shares

a. Number of Shares

Authorized: 7,000,000,000 shares
Issued: 1,980,465,250 shares

b. Number of Shareholders 278,295

c. Major Shareholders

Name	Shares (1,000)	Ratio of shareholding	Our investment	Ratio of shareholding
Tokyu Corporation	80,397	4.05%	–	–%
Eitaro Itoyama	70,000	3.53	–	–
The Master Trust Bank of Japan, Ltd. (Trust)	66,752	3.37	–	–
Japan Trustee Services Bank, Ltd. (Trust)	54,744	2.76	–	–
Mizuho Corporate Bank, Ltd.	53,603	2.70	–	–
The Tokio Marine and Fire Insurance Co., Ltd.	52,390	2.64	–	–
Nissay Dowa General Insurance Co., Ltd.	44,960	2.27	–	–
Nippon Life Insurance Company	41,392	2.09	–	–
Fukoku Mutual Life Insurance Company	39,635	2.00	–	–
JAL Group Employee's Shareholding	35,975	1.81	–	–

(4) Acquisition, Disposition, and Holding of Treasury Stocks

a. Acquired Stocks

Common Stock 18,154,500 shares
Amount of Stock Acquired 5,027 million yen

b. Disposed Stocks

Common Stock 2,167,531 shares
Amount of Stock Sold 536 million yen

c. Number of Stocks Held at the End of the Term

Common Stock 17,806,066 shares

(5) Employees

	Number of Employees	Average age	Average Number of Years in Service
Ground personnel	148	43.6 years	18.7 years

(Notes)

1. The number of employees for the current term increased by 20 as compared to the end of the previous term.
2. The number does not include seven executive officers and seven other personnel, including those transferred to outside organizations on loan, and it includes 14 temporary workers from staffing agencies.
3. Of the employees mentioned above, 134 are transferred from JAL (current Japan Airlines International Co., Ltd.) and JAS (current Japan Airlines Domestic Co., Ltd.), and their average number of years in service includes their number of years in service for JAL and that for JAS.

(6) Status of Significant Corporate Combination

a. Status of Important Affiliates

Company Name	Capital	Ratio of Shareholding	Main Line of Business
Japan Airlines Co., Ltd.	(¥ million) 188,550	(%) 100.0	Air transport business
Japan Air System Co., Ltd.	23,486	100.0	Air transport business
Japan Asia Airways Co., Ltd.	4,310	*90.5	Air transport business
Japan Trans Ocean Air Co., Ltd.	4,537	*51.1	Air transport business
JALways Co., Ltd.	3,000	*100.0	Air transport business
JAL EXPRESS Co., Ltd.	5,800	*100.0	Air transport business
Japan Air Commuter Co., Ltd.	300	*60.0	Air transport business
AGP Corporation	2,038	*63.0	Power supply to aircrafts
JAL Sales Co., Ltd.	4,750	100.0	Air ticket sales, travel product sales
JALPAK Co., Ltd.	900	*78.4	Travel product planning and sales
JAL Tours Co., Ltd.	80	*80.5	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	*90.7	Hotel management, hotel operation subcontractor
JALUX Inc.	2,558	*58.6	Wholesale, retail, non-life insurance agency, etc.

Notes:
1. * indicates the ratio of shareholding including the shares owned by subsidiaries.
2. In line with the transfer of management and operation of JAL Sales Co., Ltd. that was separated from Japan Airlines Co., Ltd. on April 1, 2003, JAL Sales Co., Ltd. came to be a direct subsidiary of the Company.
3. JAL Tours Co., Ltd. merged with JALSTORY Co., Ltd. as of April 1, 2003.
4. JALUX Inc. merged with JAS Trading Co., Ltd. as of January 1, 2004. The company obtained a listing on the First Section of the Tokyo Stock Exchange on March 1, 2004.
5. Japan Airlines Co., Ltd. was renamed as JAL Airlines International Co. Ltd. as of April 1, 2004.
6. Japan Air System Co., Ltd. was renamed as JAL Airlines Domestic Co. Ltd. as

of April 1, 2004.

7. Japan Asia Airways Co., Ltd. became the Company's wholly owned subsidiary on April 1, 2004 through the exchange of stock.

b. Results of Significant Corporate Combination

The overview of our consolidated settlement of accounts is as follows.

Item	(FY2000)	(FY2001)	1st term (FY2002)	2nd term (FY2003)
Operating revenue (¥ million)			2,083,480	1,931,742
Ordinary income (¥ million)			15,840	-71,938
Net income (¥ million)			11,645	-88,619
Net income per share (¥)			5.92	-45.19
Total assets (¥ million)			2,172,284	2,113,418
Net assets (¥ million)			254,256	159,273
Net assets per share (¥)			129.66	81.16

(Notes)

1. The Company was established as a holding company on October 2, 2002 through the business integration of JAL and JAS. For this reason, there is no description of business results and assets for the period prior to that fiscal year.
2. The net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of treasury stocks is deducted from the number of issued shares.
3. Starting the current term, financial statements are prepared in accordance with the Ministerial Ordinances for Partial Amendment to the Enforcement Regulations for the Commercial Code (Ministry of Justice Ordinance No. 7 of February 28, 2003 and the Ministry of Justice Ordinance No. 68 of September 22, 2003).

During the first term, as the future of the world economy became increasingly uncertain, the effects of the terrorist attacks in the United States were still felt and demand for international passenger operations remained sluggish, but demand for cargo and domestic passenger operations continued to be strong. As a result, the JAL Group chalked up a net income of 11.645 billion yen.

The financial results for the second term are as described in the preceding section "1. Business Overview."

(7) Main Lenders

Lender	Loan Balance at the End of Term (¥ million)	Our Shares Held by Lender	
		Number of Shares Held (1,000 shares)	Ratio of Shareholding
Development Bank of Japan	359,353	—	— %
Mizuho Corporate Bank, Ltd.	37,653	53,603	2.70
The Bank of Tokyo-Mitsubishi, Ltd.	32,794	32,471	1.63
UFJ Bank Ltd.	26,813	10,834	0.54
Sumitomo Mitsui Banking	16,917	14,059	0.70

Corporation			
The Dai-ichi Mutual Life Insurance Company	12,773	8,464	0.42
Nippon Life Insurance Company	12,244	41,392	2.09
Meiji Yasuda Life Insurance Company	11,840	4,535	0.22
Shinkin Central Bank	10,498	-	-
Fukoku Mutual Life Insurance Company	8,460	39,635	2.00

(8) Directors and Auditors

Title	Name	Area of Responsibility
Representative Director & President	Isao Kaneko	CEO (JAL Group CEO) Chairman of the Board of Directors Chairman, Flight Safety Committee Corporate Management Chairman, Integration Conference General Manager, IT Systems Integration Project
Representative Director & Executive Vice President	Toshiyuki Shinmachi	Assistant to the President SVP, Corporate Affairs SVP, Brand Management SVP, Associated Businesses Chairman, Corporate Compliance & Business Risk Management Committee
Representative Senior Managing Director	Takenori Matsumoto*	Chairman, Environmental Committee SVP, IT Systems Integration Project
Representative Senior Managing Director	Hidekazau Nishizuka	SVP, Human Resources Planning SVP, Purchasing
Managing Director	Fumitaka Kurihara	SVP, Corporate Management EO, Purchasing
Managing Director	Gentaro Maruyama	SVP, Corporate Management SVP/General Manager, Finance & Investor Relations
Senior Vice President	Nobuyoshi Sera	SVP, Finance & Investor Relations
SVP	Susumu Miyoshi	SVP, Corporate Compliance
SVP (nonstanding)	Minoru Morikawa	President, Japan Air System Co., Ltd.
SVP (")	Katsuo Haneda	President, Japan Airlines Co., Ltd.
SVP (")	Takashi Masuko	Executive Vice President, Japan Airlines Co., Ltd.
SVP (")	Toshiki Okazaki*	President, JAL Sales Co., Ltd.
SVP (")	Shunji Kono	Advisor, The Tokio Marine and Fire Insurance Co., Ltd.
SVP (")	Ken Moroi	Advisor, Taiheiyo Cement Corp.
SVP (")	Shinobu Shimizu	Chairman, Tokyu Corp.
Corporate Auditor (standing)	Yasunaka Furukawa	
CA (")	Toshiyuki Sakai	
CA (")	Shigeo Matsui	
CA	Seiso Neo	Standing Corporate Auditor, Japan Airlines Co., Ltd.
CA	Yoshihisa Akiyama	Chairman, The Kansai Electric Power Co., Inc.
CA	Masao Nishimura	Former President, The Industrial Bank of Japan, Ltd.

(1) Directors marked with (*) were newly appointed directors at the First Annual General Meeting of Shareholders held on June 26, 2003 and took office as such.

(2) On June 26, 2003, Senior Managing Director Toshiyuki Shinmachi was promoted to Representative

Executive Vice President and Managing Director Hidekazu Nishizuka to Representative Senior Managing Director. Executive Vice President Minoru Morikawa became an outside director.

(3) Messrs. Hiromi Funabiki and Masahide Ochi retired as Representative Director and Executive Vice President, respectively, on June 26, 2003 as their term of office expired.

(4) On March 31, 2004, Managing Directors Fumitaka Kurihara and Gentaro Maruyama, as well as Senior Vice Presidents Susumu Miyoshi, Minoru Morikawa and Takashi Masuko retired from their respective offices through resignation.

(5) Shunji Kono, Ken Moroi, and Shinobu Shimizu are outside directors as defined in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

(6) Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporation.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of Responsibility
Senior Executive Officer	Satoshi Endo	EO, Corporate Safety & Environmental Affairs EO, IT Strategy and Planning
Senior Executive Officer	Sumio Yasunaga	EO, corporate Affairs VP, Executive Secretariat Office
Executive Officer	Hideyuki Kanenari	EO, Corporate Management VP, Strategic Policy & Research
Executive Officer	Fumio Tsuchiya	EO, Corporate Management EO, Integration Conference
Executive Officer	Masuhisa Yokoyama	EO, Human Resources Planning
Executive Officer	Toshihide Nakamura	EO, Corporate Management
Executive Officer	Haruka Nishimatsu*	EO, Finance & Investor Relations VP, Finance

1. Officers marked with (*) assumed office as new executive officers on April 1, 2003.
2. Executive Officer Satoshi Endo was promoted to Senior Executive Officer on June 26, 2003, and Executive Officer Sumio Yasunaga was promoted to Senior Executive Officer on October 1, 2003.
3. On March 31, 2004, Messrs. Masuhisa Yokoyama and Toshihide Nakamura retired as Executive Officer as their term of office expired.

(9) Amount of Compensation Paid to Directors and Corporate Auditors

15 directors: 186 million yen
6 corporate auditors: 68 million yen

(Note) In addition, retirement gratuity totaling eight million yen were paid to two outgoing directors.

3. Significant Fact Concerning the State of the Company That Arose after Closing the Books

1. In accordance with the resolution passed by the Board of Directors at its meeting held on January 21, 2004, on April 1, 2004 the Company, through simple exchange of stock, made Japan Asia Airways Co., Ltd. a directly invested subsidiary in which it holds a 100% stake. Japan Airlines International Co., Ltd. (formerly named Japan Airlines Co., Ltd.), a wholly owned subsidiary of the Company, had held 90.5% of shares in Japan Asia Airways. Through this exchange of stock, the Company issued 65 million new shares and allocated 81,018,600 of its shares, including 16,018,600 treasury stocks the Company held, to Japan Airlines International. As a result, the total number of shares issued by the Company is 2,045,465,250. This exchange of stock resulted in no change in the Company's capital. The Company's capital reserve rose by 5.069 billion yen and the value of its treasury stocks fell by 4,474 million yen.

2. In accordance with the resolution adopted by the Board of Directors at its meeting held on March 17, 2004, the Company issued euro-denominated secured convertible bonds with subscription rights on April 5, 2004. These bonds will reach maturity in 2011.
   (1) Total value of bonds issued: 100 billion yen
   (2) Interest rate: The bonds will not bear interest.
   (3) Time limit for redemption: March 25, 2011
   (4) Shares for which subscription rights can be exercised
      (a) Type of shares: Common shares in the Company
      (b) Number of shares: Number obtained by dividing the total value of the issued bonds for which subscription rights are exercised by the conversion price
   (5) Initial conversion price: 440 yen
   (6) Period during which subscription rights can be exercised: April 19, 2004 to the closing of business on March 11, 2011 (local time for the place where requests for exercise of subscription rights are accepted)

3. The JAL Group reorganized its business into a new system on April 1, 2004. Under the new system, Japan Airlines International Co., Ltd. (formerly named Japan Airlines Co., Ltd.), a wholly owned subsidiary of the Company, is responsible for international passenger and cargo operations while Japan Airlines Domestic Co., Ltd. (formerly named Japan Air System Co., Ltd.), also the Company's wholly owned subsidiary, takes charge of domestic passenger operations.

The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated.

Balance Sheet (As of March 31, 2004)

(Units: Millions of yen)

Assets		Liabilities	
Item	Amount	Item	Amount
I. Current assets		I. Current liabilities	
Cash and time deposits	30	Accounts payable - trade	768
Accounts receivable - trade	3,741	Short-term borrowings from a	
Current portion of long-term		subsidiary	17,018
loans receivable from	36,751	Current portion of long-term	
subsidiaries	38	loans	36,751
Prepaid expenses			
Accounts receivable - other	5,837	Accounts payable - other	4,235
Deferred income taxes	40	Accrued income taxes	148
Other current assets	4	Accrued expenses	3,287
		Other current liabilities	12
Total current assets	46,445	Total current liabilities	62,222
II. Fixed assets		II. Non-current liabilities	
Tangible fixed assets	(56)	Bonds	30,000
Tools, furniture and fixtures	56	Long-term loans	554,090
		Total non-current liabilities	584,090
Intangible fixed assets	(13)	Total liabilities	646,313
Software	13	Stockholders' Equity	
Other intangible fixed assets	0		
		I. Capital	
Investments and other assets	(884,931)	Common stock	100,000
Investments in subsidiaries	300,822		
		II. Capital surplus	
Long-term loans receivable from		Additional paid-in capital	100,000
subsidiarires	584,090	Other capital surplus	81,908
		Transfer from additional paid-in capital	81,887
Deferred income taxes	18	Gain on disposition of common stock in treasury	20
Other investments	0		
Total fixed assets	885,001	Total capital surplus	181,908
III. Deferred charges		III. Retained earnings	
Start-up costs	391	Unappropriated retained earnings	8,713
Bond issuance expenses	123		
		IV. Common stock in treasury	-4,973
Total deferred charges	514	Total stockholders' equity	285,648
Total assets	931,961	Total liabilities and stockholders' equity	931,961

Statement of Income

From April 1, 2003 to March 31, 2004

(Units: Millions of yen)

Item			Amount	
Ordinary income/loss	Operating revenues/ expenses	Operating revenues		21,329
		Operating revenues	21,329	
		Operating expenses		10,954
		Cost of operating revenues	5,566	
		Selling, general, and administrative expenses	5,388	
		Operating income		10,374
	Non-operating income/loss	Non-operating income		9
		Interest income	0	
		Other non-operating income	9	
		Non-operating expenses		215
		Interest expense	70	
		Amortization of start-up costs	130	
		Other non-operating expenses	14	
	Ordinary income			10,167
Extraordinary gain/loss	Extraordinary loss			1,009
	Loss on sales and disposal of fixed assets		1,009	
Income before income taxes				9,158
Income taxes - current				495
Income taxes - deferred				-38
Net income				8,701
Unappropriated retained earnings at beginning of the year				11
Unappropriated retained earnings at end of the year				8,713

Notes to Financial Statements

1. Significant Accounting Policies

(1) Valuation of investments in securities
Investments in subsidiaries: Stated at cost based on the moving average method

(2) Method of depreciation of fixed assets
Straight-line method

(3) Method of amortization of deferred charges

Start-up costs:	Amortized over a period of five years
Bond issuance expenses:	Amortized over a period of three years

(4) Hedge accounting
The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged item if certain conditions are met.

(5) Consumption taxes
Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(6) Consolidated tax return system
The consolidated tax return system has been adopted.

- Effective this fiscal year, financial statements are prepared based on the amended Enforcement Regulations of the Commercial Code in accordance with the Ministerial Ordinances for the Partial Amendment to the Enforcement Regulations of the Commercial Code (Ministry of Justice Ordinance No. 7 of February 28, 2003 and Ministry of Justice Ordinance No. 68 of September 22, 2003).

2. Balance Sheet

(1) Amounts of less than one million yen have been rounded down.

(2)

Short-term monetary receivables from subsidiaries:	¥ 43,725 million
Short-term monetary payables to subsidiaries:	¥ 22,428 million
Long-term monetary receivables from subsidiaries:	¥584,091 million

The amounts above include amounts to/from subsidiaries which are presented separately in the balance sheet.

(3) Accumulated depreciation of tangible fixed assets: ¥10 million

(4) Contingent liabilities for guarantees: ¥581,459 million

3. Statement of Income

(1) Amounts of less than one million yen have been rounded down.

(2) Transactions with subsidiaries

Operating revenues:	¥21,329 million
Operating expenses:	¥1,335 million
Non-operating transactions:	¥1,229 million

(3) Net income per share: 4.41 yen

Proposal For Appropriation of Retained Earnings

(1) Appropriation of retained earnings

Item	Amount
Unappropriated retained earnings at end of the year	¥8,713,682,435
The proposed appropriation is as follows:	
Retained earnings to be brought forward to the next year	¥8,713,682,435

(2) Appropriation of other capital surplus

Item	Amount
Other capital surplus	¥81,908,000,364
The proposed appropriation is as follows:	
Other capital surplus to be brought forward to the next year	¥81,908,000,364

Copy of Report of Independent Auditors (translation)

Report of Independent Auditors

The Board of Directors
Japan Airlines System Corporation

May 17, 2004

Shin Nihon & Co.

Representative and Engagement Partner Certified Public Accountant	Tsunetoshi Harada
Representative and Engagement Partner Certified Public Accountant	Yoichi Yamada

In accordance with Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have audited the balance sheet, the statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Japan Airlines System Corporation applicable to its 2nd fiscal year from April 1, 2003 to March 31, 2004. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. Our audit also included procedures applied to the accounts of the Company's subsidiaries as considered necessary. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that:

a) the balance sheet and the statement of income present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

It is anticipated that the subsequent events disclosed in the business report will have a material effect on the Company's financial position and on its results of operations in future periods.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

May 19, 2004

We, the Board of Corporate Auditors of Japan Airlines System Corporation, received from each corporate auditor a report on auditing methods used and the results of its audits on the execution of duties by the directors during the second business year from April 1, 2003 through March 31, 2004 and compiled this audit report after consultations as set for the belows;

1. Outline of the auditing method used by corporate auditors

In according with the auditing policies and other guidelines set down by the Board of Corporate Auditors, we attended meetings of the Board of Directors and other important meetings and also received business reports from directors and other officers, reviewed important approval and other documents, and investigated the operational and financial position of the Company. With respect to subsidiaries, we requested for business reports as necessary and also investigated their operational and financial position and exchanged information and opinions with the corporate auditors of the subsidiaries. We also received reports and explanations from the accounting auditors and gave consideration to the financial statements and accompanying schedules.

With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflicts, providing of economic gains for no consideration by company, extraordinary transactions with subsidiaries or shareholders and acquisition or disposal of the Company's treasury stocks, in addition to the auditing method mentioned above, we requested for reports from directors and other officers and investigated the condition of the transactions concerned as necessary.

2. Results of our audits

(1)The method used and results obtained by the accounting auditors, Shin Nihon & Company, have been recognized to be proper.
(2) The business report has been recognized to comply with law, regulation and the articles of incorporation, and to correctly reflect the status of the company;
(3)The proposal for profit appropriation is recognized to be proper in view of the company's financial position and other circumstances;
(4) The attached details correctly reflect the particulars that should be stated, and there are no particulars for which comment is required;

(5) No unjust act or serious fact in violation of laws, orders and the articles of incorporation has been detected as to directors performing their duties.
With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflicts, providing of economic gains for no consideration by company, extraordinary transactions with subsidiaries or shareholders and acquisition or disposal of the company's treasury stocks, there is no violation of laws and the Articles of Incorporation on the part of directors, either.

(6)As a result of investigation of subsidiaries, there is no matter to be pointed out as regards the execution of duties by the directors.

Yasunaka Furukawa, Corporate Auditor (standing)
Toshiyuki Sakai, Corporate Auditor (standing)
Shigeo Matsui, Corporate Auditor (standing)
Seiso Neo, Corporate Auditor
Yoshihisa Akiyama, Corporate Auditor
Masao Nishimura, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines System Corporation

(Note) Messrs. Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18 Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Corporations.

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 1,922,672

2. Proposed resolutions and reference matters

Proposed Resolution No.1: Approval of Proposed Appropriation of Retained Earnings for the 2nd Term

Details of proposed appropriation of retained earnings are as stated on page 18 of the attached Business Report for the 2nd Term.

Due to the effects of the Iraqi situation and the SARS (severe acute respiratory syndrome) epidemic and other factors, the JAL Group posted substantial consolidated losses during the current term. Taking into consideration these circumstances, its overall financial standing and other factors in a comprehensive manner, we respectfully ask our shareholders to understand our regretful decision of no dividends for the current term.

Proposed Resolution No. 2: Amendment of Part of the Articles of Incorporation

1. Gist of the proposed resolution and the reason for amendment

(1) Law for Partial Amendment to the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporation (Law No. 132 of 2003) was enforced on September 25, 2003, and companies are now allowed to acquire its own stocks through a resolution made by the Board of Directors in accordance with the provision of the Articles of Incorporation. Therefore, in order to carry out capital policies flexibly, the Company intends to establish a new required provision (Article 6 Paragraph 4).

(2) In order to further infiltrate the JAL brand into the market, the Company plans to change its company name to Japan Airlines Corporation on June 26, 2004, the day following the day when the forthcoming General Meeting of Shareholders takes place. Therefore, it intends to make a necessary change to Article 1 of the current Articles of Incorporation.

(3) The Company intends to include a provision of the Group CEO as a position in the Articles of Incorporation and positions it as a chief executive officer that oversees the management of the Company and its group. Therefore, it lays down a new required provision (Article 19 Paragraph 4). With this, necessary changes will be made to Articles 12, 13 and 19 of the current Articles of Incorporation.

(4) Article 1 (Relocation of Head Office) and Article 2 (Limitation of Inclusion of Foreigners and Other Persons in Company's Register of Shareholders and That of Beneficial Shareholders) of the Supplementary Provision of the current Articles of Incorporation provide for the date when the respective changes to the Articles of Incorporation take effect. The Company intends to delete these articles because the dates already passed.

2. Details of amendment

Details of amendment are as specified below.

(Underlined are the amended portions)

Current Articles of Incorporation	Proposed Amendment
CHAPTER I: GENERAL PROVISIONS	**CHAPTER I: GENERAL PROVISIONS**
Article 1. Corporate Name 1.1 The name of the Company shall be Kabushiki Kaisha Nippon Koku System.	Article 1. Corporate Name 1.1 The name of the Company shall be Kabushiki Kaisha Nippon Koku.

Current Articles of Incorporation	Proposed Amendment
1.2 The corporate name of the Company shall be translated into English as "Japan Airlines System Corporation."	1.2 The corporate name of the Company shall be translated into English as "Japan Airlines Corporation."
CHAPTER II: SHARES	**CHAPTER II: SHARES**
Article 6. Shares	Article 6. Shares
6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares.	(6.1-6.3: Same as the current provision)
6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit," except when stipulated otherwise in the Shares Handling Regulations.	
6.3 Shareholders who hold the Company's shares falling short of one unit may request the Company to sell additional shares to make one unit (hereinafter to be referred to as "purchase request"). This shall not apply, however, if such a request is made and the Company does not have the necessary number of treasury stocks to be transferred according to such a request.	
(New provision)	6.4. In accordance with the provision of Article 211-3.1.2 of the Commercial Code, the Company may purchase its own stocks by means of a resolution by the Board of Directors.
CHAPTER III: GENERAL MEETINGS OF SHAREHOLDERS	**CHAPTER III: GENERAL MEETINGS OF SHAREHOLDERS**
Article 12. Convening of General Meetings of Shareholders	Article 12. Convening of General Meetings of Shareholders
12.1 The President shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary.	12.1 The Group CEO shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary.
12.2 In the event the President fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.	12.2 In the event the Group CEO fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.
12.3 The General Meeting of Shareholders shall be convened at the location of its head office, a location adjacent to that of the head office or otherwise a location situated in a ward of Tokyo.	(12.3: Same as the current provision)

Current Articles of Incorporation	Proposed Amendment
Article 13. Chairman of General Meetings of Shareholders 13.1 The President shall act as chairman at all General Meetings of Shareholders. 13.2 Should the President fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.	Article 13. Chairman of General Meetings of Shareholders 13.1 The Group CEO shall act as chairman at all General Meetings of Shareholders. 13.2 Should the Group CEO fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.
CHAPTER IV: DIRECTORS AND BOARD OF DIRECTORS Article 19. Representative Directors and Directors with Titles 19.1 The Board of Directors may, by its resolution, appoint, from among its members, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors. 19.2 The Board of Directors shall, by its resolution, appoint, from among its members, one or more Representative Directors, who shall have the power and authority to represent and bind the Company. 19.3 Each of the Representative Directors of the Company shall have the power and authority to represent and bind the Company individually. (New provision) 19.4 The President shall supervise and execute the overall business of the Company pursuant to the resolution of the Board of Directors. 19.5 Should the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.	**CHAPTER IV: DIRECTORS AND BOARD OF DIRECTORS** Article 19. Representative Directors and Directors with Titles 19.1 The Board of Directors may, by its resolution, appoint, from among its members, one Group CEO, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors. (19.2 and 19.3: Same as the current provision) 19.4 As the chief executive officer of the JAL Group, the Group CEO shall oversee the management of the Company and JAL Group companies designated by its Board of Directors. 19.5 The President shall supervise and execute the overall business of the Company pursuant to the resolution of the Board of Directors. 19.6 Should the Group CEO or the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.
SUPPLEMENTARY PROVISIONS Article 1. Relocation of Head Office The change of the location of the Company's head office (Article 3) shall take effect on the date of relocation decided by the meeting of the Board of Directors, which will be held by the last day of March 2004.	(Deletion)
Article 2. Limitation of Inclusion of Foreigners and Other Persons in Company's Register of	

Current Articles of Incorporation	Proposed Amendment
Shareholders and That of Beneficial Shareholders The additional provision concerning the limitation of inclusion of foreigners and other persons in the register of shareholders and the register of beneficial shareholders (Article 7) shall take effect from the day when the Law Concerning Partial Amendment to the Civil Aeronautics Law (allowing the holding companies of air transport operators in Japan to provide such limitation as set out under the newly added Article 7 of the Articles of Incorporation) is enforced.	(Deletion)

Proposed Resolution No. 3: Election of 12 directors

Since the term of the currently serving 10 directors will have expired as of the conclusion of the General Meeting of Shareholders, shareholders are requested to elect 12 directors for the coming term.

The candidates for the position of director are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other companies	No. of shares of the Company held	Presence of special interest in the Company
1	Isao KANEKO (Born on March 1, 1938)	April 1960 Joined JAL June 1991 Senior Vice President, JAL June 1995 Managing Director, JAL June 1997 Senior Managing Director, JAL June 1998 President, JAL October 2002 President & CEO, JALS April 2003 Chairman, JAL June 2003 Chairman, JAS April 2004 Chairman, Japan Airlines International (currently serving) Chairman, Japan Airlines Domestic (currently serving) Representative Chairman & President, JALS (currently serving)	29,407	None
2	Toshiyuki SHINMACHI (Born on January 20, 1943)	April 1965 Joined JAL June 1997 Senior Vice President, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL October 2002 Senior Managing Director, JALS June 2003 Representative Executive Vice President, JALS (currently serving) Representative Executive Vice President, JAL	18,000	None
3	Hidekazu NISHIZUKA (Born on January 29, 1946)	April 1968 Joined JAL June 1998 Senior Vice President, JAL April 2001 Managing Director, JAL October 2002 Managing Director, JALS June 2003 Representative Senior Managing Director, JALS Representative Senior Managing Director, JAL	14,081	

Candi-date no.	Name (date of birth)	Background and representation status at other companies		No. of shares of the Company held	Presence of special interest in the Company
		April 2004	Representative Executive Vice President, JALS (currently serving) Representative Executive Vice President, Japan Airlines International (currently serving)		
4	Takenori MATSUMOTO (Born on February 5, 1944)	April 1968 June 2000 June 2001 June 2003 April 2004	Joined Ministry of Transport Senior Vice President, JAS Managing Director, JAS Representative Senior Managing Director, JAS (currently serving) Representative Senior Managing Director, JALS (currently serving) Representative Senior Managing Director, Japan Airlines International (currently serving)	6,700	None
5	Nobuyoshi SERA (Born on February 9, 1942)	April 1965 June 1999 March 2000 May 2001 June 2001 October 2002	Joined TDA Executive Vice President, Harlequin Air Corp. General Manager, Planning Office, Marketing Div., JAS Vice President, Accounting Dept., JAS Executive Officer & Vice President, Accounting Dept., JAS Senior Vice President, JALS (currently serving)	7,000	None
6	Fumio TSUCHIYA (Born on May 10, 1948)	July 1971 May 1999 April 2001 November 2001 October 2002	Joined JAL JAL Hotels (on loan) General Manager, Income and Expenditure Planning Dept., Corporate Management Office, JAL General Manager, Income and Expenditure Planning Dept., Corporate Management Office and Secretariat of Integration Conference, Corporate Management Office, JAL Executive Officer, JALS (currently serving)	5,155	None
7	Mitsuo KOMATSUBARA (Born on December 22, 1937)	February 1973 June 1990 November 1994 June 1997 June 2001 June 2003 April 2004	Joined TDA Senior Vice President, JAS Senior Vice President, JAS President, J.A.S. Trading Managing Director, JAS Senior Managing Director, JAS Chairman, JAL Capital Chairman, JAL LIVRE President, Japan Airlines Domestic (currently serving)	9,000	None

Candi-date no.	Name (date of birth)	Background and representation status at other companies	No. of shares of the Company held	Presence of special interest in the Company
8	Katsuo HANEDA (Born on January 23, 1943)	April 1965 Joined JAL June 1995 Senior Vice President , JAL June 1999 Managing Director, JAL April 2001 Senior Managing Director, JAL June 2002 Vice president, JAL October 2002 Senior Vice President, JALS (currently serving) April 2003 President, JAL (currently serving)	53,000	None
9	Toshiki OKAZAKI (Born on August 22, 1941)	April 1965 Joined JAL June 1997 Senior Vice President April 2000 Managing Director June 2001 President, JAA June 2002 President, JAL Sales Network (currently serving) (On October 4, 2002, the company's name has been changed to JAL Sales) June 2003 Senior Vice President, JALS (currently serving)	12,615	None
10	Shunji KONO (Born on August 1, 1927)	June 1990 President, Tokio Marine and Fire Insurance June 1996 Chairman, TMFI June 1997 Senior Vice President, JAL June 2001 Adviser, TMFI (currently serving) October 2002 Senior Vice President, JALS (currently serving) [Representation status at other companies] Representative Director, Shinko Building	2,000	None
11	Ken MOROI (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement October 1994 Chairman, Chichibu Onoda Cement June 1996 Senior Adviser, COC October 1998 Senior Adviser, Taiheiyo Cement June 1999 Senior Vice President, JAL June 2000 Adviser, Taiheiyo Cement (currently serving) October 2002 Senior Vice President, JALS (currently serving)	0	None
12	Shinobu SHIMIZU (Born on February 3, 1931)	June 1981 Senior Vice President, Tokyu Corp. June 1985 Managing Director, Tokyu December 1987 Senior Managing Director, Tokyu April 1995 President, Tokyu June 1997 Senior Vice President, JAS June 2001 Chairman, Tokyu Corp. (currently serving) October 2002 Senior Vice President, JALS (currently serving) [Representation status at other companies] President, Three Hundred Club President, Tokyu Bunkamura	0	None

1. *Shunji Kono, Ken Moroi and Shinobu Shimizu satisfy the requirements for external directors as stipulated in Article 188 Paragraph 2 Item 7-2 of the Commercial Code.*

2. On April 1, 2004, Japan Airlines Co., Ltd. has changed its company name to Japan Airlines International Co., Ltd. and Japan Air System Co., Ltd. has changed to Japan Airlines Domestic Co., Ltd.

Proposed Resolution No. 4: Presentation of Retirement Gratuity for Outgoing Directors

Among those who retired as directors on March 31, 2004, the Company, in accordance with its internal regulations, will present Messrs. Fumitaka Kurihara, Gentaro Maruyama, Susumu Miyoshi and Minoru Morikawa with retirement gratuity to reward the services they provided during their term of office. A decision on the specific amount of retirement gratuity, period of presentation, method of payment and other details will be left to the Board of Directors.

Plans call for the sum of retirement gratuity paid to the outgoing directors to be 25 million yen or less.

The backgrounds of the outgoing directors are as indicated below

Name	Background	
Fumitaka Kurihara	October 2002	Managing Director, JALS
Gentaro Maruyama	October 2002	Managing Director, JALS
Susumu Miyoshi	October 2002	Senior Vice President, JALS
Minoru Morikawa	October 2002	Vice President, JALS
	June 2003	Senior Vice President, JALS (nonstanding)

(Note) Mr. Takashi Masuko, who retired as director on March 31, 2004, was an unremunerated outside director during his entire term of office at the Company. Therefore, he will not be presented with a retirement gratuity in accordance with the Company's internal regulations.

【Reference】

1. Summary of Consolidated Financial Statements, Japan Airlines System(Unaudited)

Consolidated Balance Sheet(Unaudited)

As of March 31, 2004

	Item	Amount ¥.million
Assets	I. Current assets	
	Cash and time deposits	143,775
	Notes and accounts receivable - trade	208,606
	Short-term investments in securities	656
	Supplies	75,784
	Deferred income taxes	8,690
	Other current assets	84,793
	Allowance for doubtful accounts	-3,231
	Total current assets	519,076
	II. Fixed assets	
	(Tangible fixed assets)	(1,322,281)
	Buildings and structures	240,189
	Machinery, equipment and vehicles	37,773
	Flight equipment	872,256
	Land	86,362
	Construction in progress	60,424
	Other tangible fixed assets	25,275
	(Intangible fixed assets)	(66,663)
	Software	64,551
	Goodwill	61
	Other intangible fixed assets	2,050
	(Investments)	(205,274)
	Investments in securities	76,806
	Long-term loans receivable	18,902
	Deferred income taxes	49,645
	Other investments	63,155
	Allowances for doubtful accounts	-3,235
	Total fixed assets	1,594,219
	III. Deferred charges	
	Bond issuance expenses	123
	Total deferred charges	123
	Total assets	2,113,418

	Item	Amount ¥ million
Liabilities	I. Current liabilities	
	Accounts payable - trade	206,043
	Short-term borrowings	10,782
	Current portion of bonds	23,700
	Current portion of long-term loans	118,545
	Accrued income taxes	6,572
	Deferred income taxes	60
	Other current liabilities	194,855
	Total current liabilities	560,559
	II. Non-current liabilities	
	Bonds	225,000
	Long-term loans	936,390
	Accrued pension and severance costs	163,128
	Deferred income taxes	120
	Other non-current liabilities	44,806
	Total non-current liabilities	1,369,446
	Total liabilities	1,930,005
	Minority interests	24,139
Stockholders' equity	I. Common stock	100,000
	II. Capital surplus	136,678
	III. Retained earnings/Accumulated deficit	-65,031
	IV. Net unrealized gain on investments in securities,net of taxes	2,787
	V. Translation adjustments	-9,958
	VI. Common stock in treasury	-5,202
	Total stockholders' equity	159,273
	Total liabilities and stockholders' equity	2,113,418

(Notes)

Accumulated depreciation of tangible fixed assets 1,632,427 million yen

Consolidated Statement of Operations (Unaudited)

(From April 1, 2003 to March 31, 2004)

	Item	Amount
		¥ million
Ordinary income/loss	I. Operating revenues/expenses	
	Operating revenues	1,931,742
	(Operating revenues))	(1,931,742)
	Operating expenses	1,999,387
	(Cost of operating revenues)	(1,605,917)
	(Selling, general and administrative expenses)	(393,470)
	Operating loss	67,645
	II. Non-operating income/expenses	
	Non-operating income	43,024
	(Interest and dividend income)	(2,928)
	(Equity in earnings of affilaites)	(1,221)
	(Exchange gain,net)	(424)
	(Other non-operating income)	(38,450)
	Non-operating expenses	47,317
	(Interest expense)	(28,503)
	(Other non-operating expenses)	(18,813)
	Ordinary loss	71,938
Extraordinary profit/loss	I Extraordinary profit	6,923
	(Gain on sales of fixed assets)	(1,330)
	(Subsidy received in relation to purchase of aircraft to be used for isolated island routes)	(1,618)
	(Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans)	(755)
	(Gain on sales of investments in securities)	(1,235)
	(Other extraordinary profit)	(1,985)
	II Extraordinary loss	17,134
	(Loss on sales and disposal of fixed assets)	(5,153)
	(Loss on investments in unconsolidated subsidiaries and affilaites)	(6,518)
	(Other extraordinary loss)	(5,462)
Loss before income taxes and minority interests		82,148
Income taxes - current		8,854
Income taxes - deferred		-3,092
Minority interests		709
Net loss		88,619

Japan Airlines System Corporation
Notes to Consolidated Financial Statements

Basic Matters for Preparing Consolidated Financial Statements

1. Scope of consolidated accounting

Of the 295 subsidiaries, 160, including 13 companies listed below, are covered by consolidated accounting.

Japan Airlines Co., Ltd. (renamed as JAL Airlines International Co., Ltd.)
Japan Air System Co., Ltd. (renamed as JAL Airlines Domestic Co., Ltd.)
Japan Asia Airways Co., Ltd.
Japan Trans Ocean Air Co., Ltd.
JALways Co., Ltd.
JAL EXPRESS Co., Ltd.
Japan Air Commuter Co., Ltd.
AGP Corporation
JAL Sales Co., Ltd.
JALPAK Co., Ltd.
JAL Tours Co., Ltd.
JAL Hotels Company, Ltd.
JALUX Inc.

JALSTORY Co., Ltd., a consolidated subsidiary, merged with JAL Tours Co., Ltd. JAS Skycourt Sapporo Co., Ltd., a consolidated subsidiary, merged with JAL Sky Sapporo Co., Ltd. JAS Skycourt Osaka Co., Ltd., a consolidated subsidiary, merged with JAL Sky Osaka Co., Ltd. JAS Trading Co., Ltd., a consolidated subsidiary, merged with JALUX Inc. Aero Communication Service Co., Ltd. merged with JAL Navia Tokyo Co., Ltd. (formerly named JALCOS Co., Ltd.). Osaka ACS Co., Ltd., a consolidated subsidiary, merged with JAL Navia Osaka Co., Ltd. (formerly named JAL Plus Co., Ltd.). Sendai Air Service Co., Ltd., a consolidated subsidiary, merged with JAL Sky Sendai Co., Ltd. (formerly named JAL Tohoku International Service Co., Ltd.). JAS Skycourt Fukuoka Co., Ltd., a consolidated subsidiary, merged with JAL Sky Kyushu Co., Ltd. (formerly named JAL Kyushu Service Co., Ltd.). Japan Air Motor Service Co., Ltd., a consolidated subsidiary, merged with JAL Airtech Co., Ltd. (formerly named Airport Engineering & Service Co., Ltd.). As compared to the end of the previous term, these former subsidiaries are no longer subject to consolidated accounting.

Similarly, starting in the current term, AAS Catering Co., Ltd., a consolidated subsidiary, is no longer subject to consolidated accounting because the Company sold the shares it had held in the subsidiary and its stake declined. Hiroshima Catering Co., Ltd., a consolidated subsidiary, is also no longer subject to consolidated accounting because the Company sold the shares it had held in the subsidiary and Hiroshima Catering ceased to be the Company's subsidiary.

J-Travel Kyushu Co., Ltd. and J-Travel Nagoya Co., Ltd., both consolidated subsidiaries, were liquidated. Starting in the current term, Hokkaido Tour System Co., Ltd., Japan Tours System Co., Ltd. and Pacific Air Service Co., Ltd. are excluded from the group of subsidiaries subject to consolidated accounting from the viewpoint of their importance to the JAL Group.

JAL Navia Sapporo Co., Ltd. was established by spinning off the reservations and ticketing divisions of JAL Sky Sapporo Co., Ltd., and similarly, JAL Simulator Engineering Co., Ltd. was founded by spinning off the simulator maintenance division of JAL Aviation Technologies Co., Ltd. Starting in the current term, these new companies are subject to consolidated accounting.

Starting in the current term, the two newly established companies, Narita Logistic Terminal Co., Ltd. and JAL Brand Communication Co., Ltd., are subject to consolidated accounting. JAL Travel Nagasaki Co., Ltd. (formerly named Nagasaki Air System Co., Ltd.) to which the equity method was applied in the past is also subject to consolidated accounting because the Company acquired shares in

JAL Travel Nagasaki and its stake in the company increased.

2. Application of the equity method

Of the 135 non-consolidated and 98 affiliated companies, investments in 24 companies, including Japan Turbine Technologies Co., Ltd., are subject to the equity method.

Starting in the current term, JAL Travel Nagasaki Co., Ltd. (formerly named Nagasaki Air System Co., Ltd.) to which the equity method was applied in the past is also subject to consolidated accounting because the Company acquired shares in JAL Travel Nagasaki and its stake in the company increased. From the viewpoint of their importance to the JAL Group, Ryukyu Air System Co., Ltd. and Tokyo Air Cargo City Terminal Co., Ltd. to both of which the equity method was applied in the past are now excluded from the group of companies covered by the equity method.

3. Business year for consolidated subsidiaries, etc.

Of the consolidated subsidiaries, 26 companies including Pacific Fuel Trading Corp. close their accounts on December 31 each year. For transactions among these consolidated subsidiaries between the two closing dates, necessary adjustments are made only for material inconsistencies. Starting in the current term, the closing date for JCL Insurance Co., Ltd. is changed from February 28 to December 31. Therefore, the current term covers only ten months.

4. Accounting standards

(1) Valuation standards and methods for important assets

(a) Inventories: Appraised mainly using the cost method based on the moving average method

(b) Securities: Other securities with market prices are valuated using the market value method based on market prices and other data applicable on the last day of the fiscal term (differences in appraisal value are directly reported in the "Shareholders' equity" section). The accounting of sale costs is mainly based on the moving average method.

Other securities without market prices are mainly valuated using the cost method based on the moving average method.

(c) Derivatives: Appraised using the market value method

(2) Depreciation method for fixed assets

Aircraft (including spare engines and spare parts):	Straight-line method or declining balance method
Tangible fixed assets excluding aircraft:	
JAL and JAS	Straight-line method
Others	Mainly, declining balance method
Intangible fixed assets:	Straight-line method

(3) Accounting method for deferred charges

Bond issuance expenses are capitalized and are being amortized over three years.

(4) Standards for providing for important allowances:

(a) Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of the pension plans for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

The adjustment for actuarial assumptions is being amortized by straight-line method over a period ranging from 5 to 15 years from the fiscal year following the adjustment, a period which is within the average remaining years of service of the active participants in the plans.

Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.
Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

(b) Allowances for bad debts:
The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

(5) Foreign currency accounts
Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss are included in current earnings.
Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in stockholders' equity.

(6) Leases
As lessee
The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor
Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

(7) Hedge accounting
Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

(8) Consumption taxes
Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(9) Income taxes
Effective the year ended March 31, 2004, the Company and certain of its domestic subsidiaries have adopted the Japanese consolidated tax return system.

5. Amortization of consolidation adjustment accounts

Consolidation adjustment accounts are equally amortized over five years.

6. Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are appraised using the total market value method.

7. Handling of appropriation of retained earnings and other items

The consolidated surplus statement is prepared based on the appropriation of retained earnings (or disposal of loss) for consolidated subsidiaries, which was determined during the current term.

8. Scope of funds in the consolidated cash flow statement

For cash and cash equivalent, cash and short-term investments that reach maturity within three months of the date of acquisition, have a high level of liquidity, can easily be realized and involve little value fluctuation risk are reported.

2. JAL Fleet (Consolidated)

As of March 31, 2004

Type of Aircraft	Number of Aircraft	Number of Seats or Maximum Weight Loading	Comments
B747-400 (for long distance)	34	303 to 449 seats	1 of them is on lease.
B747LR-SUD (for long distance)	13	350 to 483 seats	
B747LR (for long distance)	9	383 to 435 seats	4 of them are on lease.
B747-400D (for short distance)	8	568 seats	3 of them are on lease.
B747SR-SUD (for short distance)	2	563 seats	
B747SR (for short distance)	1	533 seats	
B747F (for cargo only)	10	115 tons	3 of them are on lease.
(Subtotal)	77		
B777-200	13	380, 389 seats	3 of them are on lease.
B777-300	7	470 seats	All of them are on lease.
B777-200ER	6	268, 302 seats	All of them are on lease.
(Subtotal)	26		
MD-11	3	233 seats	
DC-10-40	10	264 to 268 seats	
A300-600R	22	239 to 292 seats	10 of them are on lease.
A300	10	283, 298 seats	2 of them are on lease.
(Subtotal)	32		
B767-200	3	230 seats	
B767-300	22	232 to 270 seats	8 of them are on lease.
B767-300ER	8	237 seats	All of them are on lease.
(Subtotal)	33		
MD-90	16	166 seats	3 of them are on lease.
MD-81	18	163 seats	9 of them are on lease.
MD-87	8	134 seats	2 of them are on lease.
(Subtotal)	42		
B737-400	23	150 to 167 seats	13 of them are on lease.
DHC-8-400	3	74 seats	2 of them are on lease.
YS-11	9	60, 64 seats	
CRJ200	6	50 seats	All of them are on lease.
SAAB 340B	14	36 seats	7 of them are on lease.
Total	278		

3. Major Branch Offices and Customer Service Offices of JAL Group

In Japan:	Sapporo, Hakodate, Asahikawa, Obihiro, Kushiro, Kitami, Aomori, Akita, Morioka, Yamagata, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Toyama, Nagano, Osaka, Wakayama, Okayama, Hiroshima, Sanin, Matsuyama, Kochi, Takamatsu, Tokushima, Fukuoka, Yamaguchi-Kitakyushu, Nagasaki, Oita, Kumamoto, Miyazaki, Kagoshima, Amami and Okinawa
Overseas:	Seoul, Busan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Hangzhou, Kunming, Manila, Hong Kong, Bangkok, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Jakarta, Denpasar, Sydney, Brisbane, Auckland, New Delhi, Cairo, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Guam, Saipan, Vancouver, New York, Chicago, Atlanta, Los Angeles, San Francisco, Las Vegas, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei and Kaohsiung
Service Center:	Haneda Maintenance Center, Narita Maintenance Center

4. Employees in JAL Group

Number of employees in JAL Group (consolidated): 54,053

Japan Airlines System Corporation

For the year ended March 31, 2004

RECEIVED
2004 JUN 21 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. MANAGEMENT POLICIES

1. Fundamental Policies

On April 1, 2004, the JAL Group achieved complete integration under the unified "JAL-Japan Airlines" brand, through the reorganization of Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. into JAL International Co., Ltd., which handles international passenger and cargo operations, and JAL Domestic Co., Ltd., which handles domestic passenger operations.

In line with the corporate philosophy set out below, the JAL Group strives to contribute to the prosperity of Japan and the world as a whole through its activities as a comprehensive air transportation group that bridges the gap between cultures and minds. In addition, the Group aims to rank among the world's leading air transportation groups, and pursues a fundamental policy of maximizing its corporate value for the benefit of all stakeholders.

(Corporate philosophy)

(1) The relentless pursuit of safety and quality
(2) Thinking and acting from the standpoint of customers
(3) Taking actions to maximize corporate value
(4) Fulfilling obligations to society
(5) Placing value on diligence and the willingness to take on new challenges

2. Targeted Principal Management Indicators

With the objective of maximizing corporate value, the JAL Group seeks to increase asset efficiency, enhance profitability, and ensure the soundness of its financial condition. We have set up return on equity (ROE) and the ratio of interest-bearing debt to operating cash flow as our key management indicators. Out goal is to raise the former to more than 10%, and to make the latter within ten times.

3. Medium- and Long-Term Business Management Strategies

During FY2003, external factors such as the Iraq Conflict and the outbreak of the Severe Acute Respiratory Syndrome (SARS) caused the Company to post substantial losses. Against this backdrop, and given changes in circumstances such as customer needs and the operating environment for the Group, steps were taken to address the pressing issues of improving profitability and enhancing the soundness of the Group's financial position. The JAL Group formulated the FY2004-06 Medium-Term Business Plan in March, 2004 to further develop the JAL Group FY2003-05 Medium-Term Business Plan, announced in 2003, taking into account changes in the business environment. The principal components of this plan are as follows.

(1) Basic undertakings

a) Safety

Safe operations are the very basis of the JAL Group's existence, and also its social responsibility. The entire Group will make exhaustive efforts to assure safety, including the maintenance of safe aviation, to enable customers to use its aircraft with complete peace of mind.

b) Corporate Social Responsibility (CSR)

With respect to the core issues of environmental activities, compliance, investor relations, and corporate philanthropy, a new committee, chaired by the Group CEO, has been established to address these, ensuring vigorous and coordinated Group-wide activity.

(2) Group management strategy

a) Deep-rooted customer orientation

All Group employees will constantly keep the needs of the customer at the forefront of their minds. With "Customer First" as our watchword, we will identify customer needs and wants accurately, and create the optimum products and services. In this way, the Group will seek to maximize customer value by attracting a wide base of loyal customers and entrenching itself firmly as the "airline group of choice."

b) Optimization of business processes

We will seek to optimize business processes with the aim of enhancing Group-wide quality and efficiency. Elements of this will include providing simple and easy-to-understand products and services, and establishing an efficient Group operating structure.

c) Human resource development

The development of personnel and enhancement of their capabilities will be pursued by such means as increasing employee interchange within the Group, and expanding education and training. In addition, to assure an efficient and productive structure that facilitates rapid decision-making, over the five-year period from FY2002 to the end of FY2006, the number of Group ground staff will be streamlined at a total of 4,500. The system of severance and retirement benefits will also be revised, so as to reduce retirement benefit obligations and periodic expenditure.

(3) Function-specific business planning

a) International passenger operations

The foundation of business operations will be arranged in a way that enhances product and service quality, builds a lower-cost operating structure, and ensures that there is flexibility to respond rapidly to changes in the market. This will see the optimal allocation of resources to profitable and high-growth routes, and the restructuring of the network to match customer needs and markets. We will enhance competitiveness in such ways as increasing the fitting of the new Shell Flat seats in business class, and will build a more efficient operating structure by expanding the scale of operations of our low-cost subsidiary JALways, and reforming business processes by stepping up e-business.

b) Domestic passenger operations

In this segment we will seek to enhance profitability, gain customer loyalty, and improve the domestic network by giving maximum priority to stabilizing the foundation of business operations through the strengthening of competitiveness and ensuring operating cost efficiency. In addition to enhancing customer convenience by improving the mileage program and stepping up e-business, steps will be taken to strengthen the brand, including by introducing the new "class-J" service. In addition, costs will be reduced by expanding the scope of operations of our low-cost subsidiary JAL Express and through e-business, and we aim to build an efficient operating structure by taking maximum advantage of the benefits of our business integration.

c) Cargo operations

On China routes, where strong growth is expected, the aim is to develop the organizational and operational structure, and also to build our sales-promotion base and improve transportation quality through the recruitment and training of personnel. By such means as introducing B747-400Fs, we will assure sufficient supply capacity to meet the increase in demand for international air cargo services, and to help meet increasingly sophisticated and diverse customer needs we will offer the high-value-added J-PRODUCTS service**. In parallel with the growth of its own network, the Group will seek to increase revenues and reduce costs by forming alliances with other companies, such as through the WOW*** alliance.

** International cargo products provide special handling according to transit time or other attributes of cargo.
*** A global cargo alliance composed of JAL CARGO/LCAG (Lufthansa Cargo), SQ CARGO (Singapore Airlines Cargo) and SAS CARGO (SAS Cargo Group).

4. Issues to Be Addressed

The outlook for Japan's airline industry promises new business opportunities, buoyed by factors such as growth in demand for air services, primarily in China and the rest of Asia, and the opening of the Chubu (Central Japan) International Airport, but this will be accompanied by increasingly intense competition. However, amid the continuing instability of the international situation, it will remain essential to devote exhaustive attention to safe aviation and other aspects of safety.

It was amid these circumstances that on April 1, 2004, the JAL Group completed its full integration. Under the new operating structure, a pressing issue is to improve profitability still further and assure the soundness of the Company's financial condition. Its aim is both to resume payments of dividends and to secure consolidated return on equity of at least 10% over the period from fiscal 2004 to fiscal 2006.

In addition, in order to ensure that the JAL Group achieves sustained growth, we consider it important to be active in fulfilling our obligations to society as a corporate citizen, and to gain the steadfast trust of society. To guide the vigorous fulfilment of its Corporate Social Responsibility (CSR), the Corporate Social Responsibility Committee has been newly established, and Group-wide efforts will be made in this sphere.

The Group will work in unison to take maximum advantage of the benefits of the integration, and to strengthen the two fundamental components of quality: safety and service. In this way, it will aim to be the world's leading airline group in terms of service quality and business volume as combined.

5. Fundamental Policies and Actions Regarding Corporate Governance

(1) Fundamental approach

The JAL Group aims to engage in sound and transparent activities that are open to society, maximizing corporate value, and returning profit to every stakeholder. Given this, the Group is taking a variety of measures in line with its conviction that the strengthening of corporate governance, rigorous compliance, and the assurance of transparency in management are important management issues.

(2) Corporate governance system for decision-making, business execution, and oversight

The Company is undertaking the following activities in the sphere of corporate governance.

a) The management responsibilities for the Group as a whole and the responsibilities for individual business operations are divided between Japan Airlines System Corporation, as the holding company, and the operating companies while the holding company supervises the operating companies.

b) The system of executive officers has been adopted, and the number of directors of the holding company has been reduced to 10 to speed up decision-making. Furthermore, the term of directors has been set at one year, so as to clarify management accountability on an annual basis. At present there are six executive officers.

c) To facilitate the fair and transparent conduct of corporate activities and to enhance the corporate governance structure, the system of corporate auditors is being strengthened by including two external auditors among the total number of six auditors. In addition, there are three external directors.

d) A Compliance and Risk Management Committee has been established, chaired by the Executive Vice President and composed of full-time directors and corporate auditors. In addition, each of the operating companies - JAL International Co., Ltd. and JAL Domestic Co., Ltd. - has a committee charged with overseeing corporate activities and risk management. These committees ensure that Group management is transparent and that a comprehensive risk management system is applied to corporate activities. The goal is to maintain the stability of the Group's management and ensure that Group companies fulfil their social obligations. A Directors' Compensation Advisory Committee, which is composed of the president of the Company and all external directors and external corporate auditors, has been established to advise the board of directors on matters involving the compensation of directors.

e) Contractual agreements covering management guidance and outsourcing of certain tasks exist between Japan Airlines System Corporation, the holding company, and the operating companies JAL International Co., Ltd. and JAL Domestic Co., Ltd. In addition, these two operating companies function under the direct supervision of the holding company, including the requirement for discussing all important matters with the holding company prior to reaching decisions. From the standpoint of Group management, important subsidiaries and affiliates of the operating companies function under the supervision of the appropriate management systems of JAL International Co., Ltd. and JAL Domestic Co., Ltd. This system clarifies responsibilities and better facilitates the execution of business activities, thus strengthening the Group's corporate governance. Moreover, in addition to audits conducted by the corporate auditors, business, financial and Group audits are performed internally under the supervision of the Operations Supervision Division for the purpose of reinforcing the JAL Group's auditing functions.

f) In addition, the Group endeavors to bolster its ability to manage legal risk with regard to Its operations, by maintaining close ties with its consulting attorneys as well as consulting with other attorneys and specialists.

(3) Related party interests concerning external directors and external corporate auditors
External director Shinobu Shimizu is the president of Tokyu Corporation, a shareholder of JAL Airlines System Corporation. There are no other noteworthy personal, financial or other types of relationship with the holding company involving any other external directors or external corporate auditors.

(4) Measures taken during the past year to improve corporate governance
a) Meetings of the Compliance and Risk Management Committee were convened, and action was taken to foster the spread of "Commitment to Society," the JAL Group's code of conduct, which sets out the ways in which relationships should be formed with society when all Group companies and employees are engaging in their business activities.

b) Japan Airlines System Corporation, Japan Airlines Company, Ltd. (now JAL International), Japan Air System Co., Ltd. (now JAL Domestic), and JAL Sales Co., Ltd. developed a lateral structure for the assumption of responsibilities by officers in times of emergency, and a structure for enhancing preventative measures for various corporate risk and adapting to them.

c) To ensure transparency of management, steps were taken to develop and enhance publicity activities directed at the general public and the media, as well as IR activities, so as to conduct accurate and timely information disclosure.

d) With respect to the organization of Japan Airlines System Corporation, Japan Airlines Company, Ltd. (now JAL International), and Japan Air System Co., Ltd. (now JAL Domestic), a structure was put in place for the organic integration and reorganization of the same type of business that each conducts, so as to accelerate decision-making and enhance business efficiency, and also to conduct unified business management.

6. Addressing Environmental Problems

(1) Basic philosophy

The JAL Group regards environmental preservation as being a key management issue. Accordingly, at the time of the integration of the two predecessor airlines in October 2002, a basic environmental policy and environmental action guidelines were drawn up for the entire Group.

Basic Environmental Policy (instituted October 2002)

While fulfilling its mission as a public-service transportation organization, the JAL Group also imposes an environmental load in such forms as the consumption of fossil fuels and the emission of noise.

We consider environmental preservation to be a key management issue, and therefore we aim to achieve harmony between our business and the needs of the global environment by containing as far as possible the environmental load generated by our business activities.

Environmental Action Guidelines (Instituted October 2002)

a) To comply with environmental laws and regulations, and consult on environmental preservation issues actively.
b) To efficiently use various types of energy and resources.
c) To reduce waste and ensure proper disposal and recycling of waste.
d) To use environmentally friendly materials and equipment, including aircraft.
e) To raise environmental awareness and contribute to the community both domestically and internationally.

(2) Organization

Japan Airlines (now JAL International) and Japan Air System (now JAL Domestic) tackled environmental problems through environmental committees established in 1990 and 1999, respectively. Accompanying the business integration in October 2002, Japan Airlines System Corporation established the JAL Group Environmental Committee, which formulated Group environmental policies and has guided the conduct and thorough implementation of environmental activities. Since FY2004 its status has been that of the environmental subcommittee of the Corporate Social Responsibility Committee, chaired by the Group CEO, and in that capacity it engages in environmental activities.

(3) Principal activities

Medium and long-term targets are laid down in each of the categories below, and environmental activities are implemented accordingly.

a) Reduction of carbon dioxide emissions by aircraft

The overall quantity of fuel consumed per available ton-kilometer (ATK) in fiscal 2003 by all airline operations in the JAL Group has been reduced by 12.2% from its fiscal 1990 (base-year) level. With this, the target for fiscal 2010 has been changed to a reduction of 20% from the base-year level (previously 10%), reflecting continuing efforts to cut emissions.

b) Expansion of green purchasing

In FY2003 Japan Airlines (now JAL International) attained the purchase of "green" stationery and office supplies of 91.8%. In FY2003 the Company set out regulations for green purchasing. Application is to be expanded throughout the Group.

c) Environmental accounting

In FY2002, environmental accounting was applied on an aggregate basis encompassing all domestic offices of Japan Airlines System Corporation and Japan Airlines (now JAL International), and Japan Asia Airways Co., Ltd., Japan Trans Ocean Air Co., Ltd., JALways Co., Ltd., JAL Express Co., Ltd., and J Air Co., Ltd. Aggregation is to be expanded to encompass all Group airline companies.

d) Atmospheric observation

From 1993 to the end of FY2003, the regular flights of Japan Airlines (now JAL International) carried out a total of 238 observations of the atmosphere, thereby helping to elucidate the mechanisms that are causing global warming. In fiscal 2003 the Company also started a project for the automated continuous observation of the density of carbon dioxide.

e) Building of an ISO 14001 environmental management system

ISO 14001 certification has been awarded to the Components Department, Narita Cargo Branch, Narita Maintenance Department, and Engine Maintenance Department of Japan Airlines (now JAL International), to the Dock Maintenance Department of Japan Air System (now JAL Domestic) responsible for aircraft regular maintenance within the hangars, and to AGP Corporation's Haneda site. At present, JAL International's Haneda Maintenance Department is taking the necessary steps to acquire certification, and the building of a Group environmental management system is being pursued.

2. BUSINESS PERFORMANCE AND FINANCIAL CONDITION

[Business Performance]

1. Overview of the term

(1) Overall consolidated results

A harsh operating environment prevailed during the year, under the impact of factors such as a succession of serious international events, including the Iraq Conflict and the outbreaks of SARS and of avian influenza, and also a steep increase in the price of aviation fuel.

In domestic passenger operations vigorous sales promotion measures were conducted, and competitiveness was strengthened by the steady implementation of the integration

plan, including network reorganization. As a result, unit prices improved, and revenues increased substantially.
In international passenger operations, however, the impact on passenger psychology of the external factors referred to above was more serious than expected, and the resultant slump in demand led inevitably to decline in revenue. Implementation of the integration plan was accelerated vigorously, and a total of ¥45.5 billion of emergency countermeasures to raise the profitability of all Group companies were implemented. Nevertheless, consolidated operating revenues totaled ¥1,931.7billion and there was an operating loss of ¥67.6 billion, a recurring loss of ¥71.9 billion, and a net loss of ¥88.6 billion.

(2) Results of Operations by Segment
(Prior to adjustment of intra-segment revenues and profits)

Changes in Method of Presenting Segment Information
From the reporting term onward, the method of presenting segment information has changed. Whereas previously "businesses related to flight operations," credit card and leasing business, and retailing and distribution business were combined together and presented as "Air Transport-Related Business," henceforth businesses related to flight operations is given the status of a separate business unit. For the purpose of formulating business strategies, businesses related to flight operations are presented separately by themselves as "Airline-Related Business."
In addition, hotel and resort operations, previously presented separately, have been scaled down, as the Company has switched to development based on operations on a commissioned basis. In consequence, henceforth they are to be presented as part of "Other Business" together with the credit card and leasing business, the retailing and distribution business, and other businesses.

Air Transportation Business Segment
In international passenger operations, factors such as the Iraq Conflict and the outbreaks of SARS and avian influenza had a major impact on demand, which fell to 80.2% of its year-earlier level in terms of revenue passengers carried, and to 84.6% in terms of revenue passenger-kilometers. Given this, steps were taken to reduce costs by adjusting supply to match trends in customer demand, and various promotional campaigns were run to stimulate demand, such as the "Fly JAL! Across the Ocean!" marketing campaign. These measures achieved a recovery in demand on routes to Europe, America, Hawaii, Micronesia, and Oceania, but recovery in tourism demand on routes to China and Southeast Asia was slow. In consequence, revenues declined by ¥118.7 billion year-on-year, to ¥549.7 billion.
In domestic passenger operations, there was strong passenger demand, particularly among individual passengers. The factors behind this were the increased numbers of routes and flights that resulted from the integration, improvements to timetables, and active measures to promote sales, including adjustments to the fare structure and the use of e-business sales methods. Demand was close to its year-earlier level, with revenue passengers carried at 99.9% of the previous year's figure, and revenue passenger-kilometers at 99.6%, but as a result of a substantial improvement in units prices, revenues rose by ¥39.5 billion from the previous first half, to ¥668.8 billion.
International cargo operations were affected by slack overall demand during the first half of the fiscal year. Among the causes in the first half were a reduction in cargo space as the number of passenger flights was cut owing to the SARS outbreak, and a fall in demand on Pacific routes. In the second half, demand on China and other East Asian routes was robust, and it recovered on Pacific routes. For the year as a whole, revenue ton-kilometers were 99.2% of their year-earlier level, and revenue, which was also

impacted by the strength of the yen, fell by ¥4.2 billion from the previous year, to ¥153.0 billion.

The net result of these developments was that the aggregate volume of transportation of passengers and cargo on domestic and international routes declined by 7.3% year-on-year, operating revenues fell by ¥101.6 billion, to ¥1,548.8 billion, and there was an operating loss of ¥72.1 billion.

(A breakdown of air transportation segment revenues is given on page 38)

Airline-Related Business Segment

In Airline-related business there was a substantial decline in the number of airline passengers on international routes as a result of factors such as the SARS outbreaks, which caused declines in the revenues of TFK Co., Ltd., and other subsidiaries engaged in the sale of in-flight meals. In contrast, sales-promotion activities enabled AGP Corporation to achieve a strong increase in sales to foreign airlines for the operation of auxiliary power units for the supply of electric power to aircraft, and it also generated brisk sales in its ancillary business: the sale of electric-power equipment and parts and food-service carts. As a result, revenues in this business segment totaled ¥243.7 billion, with operating income of ¥1.8 million.

Travel Services Business Segment

JALPAK Co., Ltd., which specializes in the planning and creation of overseas travel products, suffered a substantial fall in revenues, particularly for travel to China and other parts of Asia. The principal cause was the steep decline in demand for overseas travel triggered by events such as the SARS outbreaks. In contrast, the revenue of JAL Tours Co., Ltd., whose specialty is the planning and creation of domestic travel products, was boosted by the switch of demand away from overseas travel. This resulted in healthy sales to destinations within the Japanese archipelago such as Okinawa and the Tohoku region. The travel planning and sales business segment posted revenues of ¥381.9 billion, and operating income of ¥3.9 billion.

Other Business Segment

Hotel operator JAL Hotels Company Ltd. experienced generally sluggish demand for banqueting services, but revenue from guest accommodations was robust. By region, hotels within Japan, particularly in Okinawa, performed relatively well, but the impact of SARS and other factors caused hotels overseas, primarily within Asia, to suffer declines in revenues. At JALUX Inc., in the field of retailing and distribution business, the impact of SARS was among the reasons for a fall in sales of in-flight goods and duty-free items, but the company was able to maintain sales at around their level in the previous year as a result of the positive effects of the merger with JAS Trading Co., Ltd. and brisk mail-order sales. In the credit-card field, JALCard Inc. successfully used schemes to attract new JAL Card members, achieving a considerable increase in the number of cardholders, and it expanded JAL ONLINE as a tool for the sale of domestic air tickets to companies. Factors such as these enabled the company to achieve substantial revenue growth. Overall, in this business segment the operating revenues totaled ¥258.1 billion, and operating income was ¥6.3 billion.

2. Business and Other Risk

(1) Impact of changes in the international situation

The JAL Group has striven to make the best of the complete business integration, and create a structure for the generation of stable profits. However, in the event of the occurrence of changes in the international situation that the Group has not envisaged, such as new terrorist incidents, conflicts or wars, and outbreaks of contagious diseases, the Group's financial position and operating performance may be affected.

(2) Impact of changes in exchange rates, fuel prices, etc.

Changes in exchange rates and fuel prices may affect the Group's operating performance. To minimize any such impact, with respect to exchange rates the Group uses foreign exchange contracts, currency swaps, and currency options to hedge the risk of fluctuations, and with respect to fuel, commodity derivatives (swaps, options) are used for the purpose of curbing price-fluctuation risk and of stabilizing costs.

(3) Impact of laws and regulations

Given that the JAL Group's core business is air transportation, the conduct of its business is premised on international agreements such as aviation treaties and laws, and other laws and regulations. In the event of material changes to existing regulations, the Group's operating performance may be affected.

3. Matters Relating to the Distribution of Profits

During the year under review, the impact of the Iraq Conflict, the outbreaks of SARS, and avian influenza were greater than predicted, with the result that consolidated operating revenues declined substantially by ¥151.7 billion from the previous year, to ¥1,931.7 billion. Additionally, the prices of aviation fuel remained at a higher level than had been expected. Implementation of the integration plan was brought forward and expedited vigorously, and a total of ¥45.5 billion of emergency improvement countermeasures were implemented, but nevertheless the Group incurred a consolidated operating loss of ¥67.6 billion, a recurring loss of ¥71.9 billion, a net loss of ¥88.6 billion, and retained earnings of ¥65.0 billion.

Given the substantial consolidated losses that have been incurred by the Group, and taking into consideration various factors such as the Group's financial position, it is considered that a dividend is unlikely.

[Financial Position]

1. Cash Flows

Cash flows from operating activities for the reporting period resulted in a net cash outflow of ¥76.3 billion, mainly as a result of the ¥82.1 billion loss before income taxes and minority interests, and ¥119.3 billion of depreciation and amortization charges. Cash flows from investing activities resulted in a net cash outflow of ¥85.3 billion, attributable principally to the acquisition of aircraft and advance payments. Cash flows from financing activities resulted in a net cash inflow of ¥7.6 billion, resulting from fund-raising by means of long-term loans, which were partially offset by repayments of loans and redemptions of bonds. As a result, cash and cash equivalents at the end of the year totaled ¥143.3 billion.

As of March 31, 2004, total assets stood at ¥2,113.4 billion, and total liabilities at ¥1,930.0 billion. Stockholders' equity totaled ¥159.2 billion, and the ratio to total assets was 7.5%.

2. State of Aircraft Fleet

Changes in the number of aircraft operated by our consolidated subsidiaries during the year, and the total number of owned and leased aircraft at the end of the year are shown below.

Type of Aircraft	Mar. 31,2004		Purchase	Lease	Sale/retirement	Termination of Lease	Other/remodeling
	Owned	Leased					
B747-400	38	4	3			(3)	
B747LR	18	4	1		(4)	(1)	
B747SR	3	0					
B747F	7	3					
B777	10	16		6			
MD-11	3	0	2		(3)	(2)	
DC-10	10	0			(5)		
A300-600R	12	10					
A300	8	2			(3)	(1)	
B767	17	16		5			
MD-90	13	3					
MD-81	9	9	1			(1)	
MD-87	6	2					
B737	10	13	1			(1)	
CRJ200	0	6		1			
YS-11	9	0			(2)		
DHC-8-Q400	1	2	1				
SAAB340B	7	7					
JS31	0	0			(2)	(1)	
TTL	181	97	9	12	(19)	(10)	0

Notes
1. Of the nine purchased aircraft, eight were purchased after the termination of lease contracts.
2. Aircraft used for training purposes are not included.

3. Cash Flow Indicators on a Consolidated Basis

The following are the consolidated cash flow indicators.

	(at Mar.31,2003)	(at Mar.31,2004)
Equity ratio (%)	11.7%	7.5%
Market Cap. equity ratio (%)	20.9%	33.2%
Interest-bearing debt repayment period	8.4 years	17.2 years
Interest coverage ratio	4.5	2.7

Notes
・Equity ratio: Stockholders' equity/Total assets ・Fair value equity ratio: Gross market capitalization/Total assets ・Years for debt redemption: Interest-bearing liabilities/Cash flow from operating activities
・Interest coverage ratio: Cash flow from operating activities/Interest payments (Assumptions)

1. All indicators are calculated on the basis of consolidated financial values.
2. Gross market capitalization is calculated by multiplying the closing price of the Company's shares at the term-end by the number of ordinary shares issued and outstanding at the term-end.
3. Cash flow from operating activities refers to cash flow from operating activities posted under the consolidated statement of cash flows.
4. Interest-bearing debt refers to those of the liabilities stated in the consolidated balance sheets on which interest is paid.
5. Interest payments equate with interest paid in the consolidated statement of cash flows.

[Forecast for Current Term]

Although the operating environment for the JAL Group will remain harsh, we will make the best of the complete business integration.We will provide high-value-added products tailored to meet customer needs, and will also make efforts to enhance competitiveness. In addition, greater emphasis will be placed on the measures to achieve cost reductions that are already being implemented, with the aim of improving the Group's balance of revenue and expenditure. Steps will also be taken to improve profitability in fields other than air transportation.

The current forecasts of results for the current fiscal year ending March 2005 are as follows.

(1) Consolidated operating revenues: ¥2,190 billion

(2) Consolidated operating income: ¥81 billion

(3) Consolidated recurring income: ¥69 billion

(4) Consolidated net income: ¥36 billion

Assumptions on which the forecast is based

The computation of these forecasts was based on the following assumptions: An exchange rate of ¥110 against the U.S. dollar; with respect to aviation fuel costs, Singapore Kerosene at a market price of US$34/barrel, and the CIF price of crude oil at US$29/barrel

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance, which are based on management's assumption and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from those forecast.

Japan Airlines System Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2004 and 2003

1. Consolidated Financial Highlights

(As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1) Total operating revenues	FY03	¥1,931,742 million		(-7.3%)
	FY02	¥2,083,480 million		(-)
(2) Operating (loss) income	FY03	¥	(67,645) million	(-)
	FY02	¥	10,589 million	(-)
(3) Ordinary (loss) income	FY03	¥	(71,938) million	(-)
	FY02	¥	15,840 million	(-)
(4) Net (loss) income	FY03	¥	(88,619) million	(-)
	FY02	¥	11,645 million	(-)
(5) Net (loss) income per share	FY03	¥	(45.19)	
	FY02	¥	5.92	
(6) Diluted net income per share	FY03	¥	–	
	FY02	¥	–	
(7) Return on equity	FY03		-42.9%	
	FY02		4.6%	
(8) Ordinary income as a percentage of total assets	FY03		-3.4%	
	FY02		0.7%	
(9) Ordinary income as a percentage of total operating revenues	FY03		-3.7%	
	FY02		0.8%	
(10) Equity in earnings of affiliates	FY03	¥	1,221 million	
	FY02	¥	340 million	

Note 1. Weighted-average number of shares outstanding during the year:

FY03	1,961,792,998
FY02	1,962,051,790

1. Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets	FY03	¥2,113,418 million
		FY02	¥2,172,284 million
(2)	Total stockholders' equity	FY03	¥ 159,273 million
		FY02	¥ 254,256 million
(3)	Stockholders' equity as a percentage of total assets	FY03	7.5%
		FY02	11.7%
(4)	Equity per share	FY03	¥ 81.16
		FY02	¥ 129.66

Note 1. Number of shares outstanding at end of the year:

March 31, 2004	1,962,017,090
March 31, 2003	1,960,602,124

c. Consolidated cash flows

(1)	Net cash provided by operating activities	FY03	¥ 76,345 million
		FY02	¥ 155,413 million
(2)	Net cash used in investing activities	FY03	¥ (85,382) million
		FY02	¥ (85,187) million
(3)	Net cash provided by (used in) financing activities	FY03	¥ 7,615 million
		FY02	¥ (108,103) million
(4)	Cash and cash equivalents held at end of year	FY03	¥ 143,327 million
		FY02	¥ 146,318 million

d. Consolidation policy

See accompanying notes to consolidated financial statements.

e. Changes in accounting policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2005

(1)	Total operating revenues	¥2,190,000 million
(2)	Operating income	¥ 81,000 million
(3)	Ordinary income	¥ 69,000 million
(4)	Net income	¥ 36,000 million
(5)	Net income per share	¥ 18.35

(For the assumptions underlying the forecast and other concerns are given on page 11.)

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines System Corporation (the "Company") owns 295 subsidiaries and currently consolidates 160 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES COMPANY, LTD. (currently Japan Airlines International Co., Ltd.)
JAPAN AIR SYSTEM CO., LTD. (currently Japan Airlines Domestic Co., Ltd.)
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JAL SALES CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX INC.

JAL Story Co., Ltd. merged with JAL Tours Co., Ltd., JAS Skycourt Sapporo Co., Ltd. merged with JALSKY Sapporo Co., Ltd. and JAS Skycourt Osaka Co., Ltd. merged with JALSKY Osaka, JAS Trading Co., Ltd. merged with JALUX Inc., Aero Communication Service Co., Ltd. merged with JAL Navia Tokyo Co., Ltd. (formerly JLCOS Company, Ltd.), Osaka ACS Co., Ltd. merged with JAL Navia Osaka Co., Ltd. (formerly JAL Plus Co., Ltd.), Sendai Air Service Co., Ltd. merged with JALSKY Sendai Co., Ltd. (formerly JAL Tohoku International Service Co., Ltd.), JAS Skycourt Fukuoka Co., Ltd. merged with JALSKY Kyushu Co., Ltd. (formerly JAL Kyushu Service Co., Ltd.) and Japan Air Motor Service Co., Ltd. merged with JAL Airtech Co., Ltd. (formerly Airport Engineering & Service Co., Ltd.).

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 135.

The number of affiliates is currently 98, including 24 companies which are accounted for by the equity method.

Until the end of the previous financial year, JAL Story Co., Ltd., JAS Skycourt Sapporo Co., Ltd., JAS Skycourt Osaka Co., Ltd, JAS Trading Co., Ltd., Aero Communication Service Co., Ltd., Osaka ACS Co., Ltd., Sendai Air Service Co., Ltd., JAS Skycourt Fukuoka Co., Ltd., and Japan Air Motor Service Co., Ltd. were consolidated subsidiaries of the Company. However, during the year ended March 31, 2004, these companies were merged into other consolidated subsidiaries as follows:

Changes in the scope of consolidation and adoption of the equity method (other than as outlined above) are summarized as follows:

Consolidation:

(Increase) 5 JAL Navia Sapporo Co., Ltd.
JAL Simulator Engineering Co., Ltd.
Narita Logistic Terminal Co., Ltd.
JAL Brand Communications Co., Ltd.
JAL Travel Nagasaki Co., Ltd.
(formerly Nagasaki Air System Co., Ltd.)

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method (continued)

(Decrease)	7	AAS Catering Co., Ltd. Hiroshima Catering Co., Ltd. J-Travel Kyushu Co., Ltd. J-Travel Nagoya Co., Ltd. Hokkaido Tours System Co., Ltd. Japan Tours System Co., Ltd. Pacific Air Service Co., Ltd.

Equity method:

(Decrease)	3	Tokyo Air Cargo City Terminal Co., Ltd. Ryukyu Air System Co., Ltd. JAL Travel Nagasaki Co., Ltd. (formerly Nagasaki Air System Co., Ltd.)

Japan Airlines System Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2004 and 2003

	2004	2003	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 143,775	¥ 133,145	¥ 10,630
Notes and accounts receivable – trade	208,606	202,519	6,087
Short-term investments in securities	656	14,621	(13,964)
Supplies	75,784	78,424	(2,640)
Deferred income taxes	8,690	16,597	(7,906)
Other current assets	84,793	88,131	(3,337)
Allowance for bad debts	(3,231)	(3,117)	(113)
Total current assets	519,076	530,322	(11,246)
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	240,189	256,529	(16,340)
Machinery, equipment and vehicles	37,773	41,273	(3,499)
Flight equipment	872,256	915,938	(43,681)
Land	86,362	88,979	(2,616)
Construction in progress	60,424	53,203	7,220
Other fixed assets	25,275	26,690	(1,415)
Total tangible fixed assets	1,322,281	1,382,615	(60,333)
Intangible fixed assets:			
Software	64,551	49,820	14,730
Goodwill	61	306	(245)
Other intangible fixed assets	2,050	3,000	(950)
Total intangible fixed assets	66,663	53,127	13,535
Investments:			
Investments in securities	76,806	77,043	(237)
Long-term loans receivable	18,902	18,498	403
Deferred income taxes	49,645	41,503	8,141
Other investments	63,155	73,701	(10,545)
Allowance for bad debts	(3,235)	(4,528)	1,293
Total investments	205,274	206,219	(944)
Total fixed assets	1,594,219	1,641,962	(47,742)
III. Deferred charges			
Bond issuance expenses	123	–	123
Total deferred charges	123	–	123
Total assets	¥2,113,418	¥2,172,284	¥(58,865)

	2004	2003	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable – trade	¥ 206,043	¥ 204,557	¥ 1,485
Short-term borrowings	10,782	23,035	(12,253)
Current portion of bonds	23,700	67,495	(43,795)
Current portion of long-term loans	118,545	127,537	(8,992)
Accrued income taxes	6,572	5,320	1,252
Deferred income taxes	60	73	(12)
Other current liabilities	194,855	187,327	7,528
Total current liabilities	560,559	615,346	(54,787)
II. Non-current liabilities			
Bonds	225,000	218,700	6,300
Long-term loans	936,390	864,385	72,005
Accrued pension and severance costs	163,128	143,670	19,457
Deferred income taxes	120	413	(293)
Other non-current liabilities	44,806	51,988	(7,181)
Total non-current liabilities	1,369,446	1,279,158	90,287
Total liabilities	1,930,005	1,894,505	35,500
Minority interests	24,139	23,522	616
Stockholders' equity			
I. Common stock	100,000	100,000	-
II. Capital surplus	136,678	147,175	(10,497)
III. (Accumulated deficit) retained earnings	(65,031)	23,481	(88,513)
IV. Net unrealized gain (loss) on investments in securities, net of deferred income taxes	2,787	(780)	3,567
V. Translation adjustments	(9,958)	(7,451)	(2,506)
VI. Common stock in treasury	(5,202)	(8,168)	2,966
Total stockholders' equity	159,273	254,256	(94,983)
Total liabilities and stockholders' equity	¥2,113,418	¥2,172,284	¥(58,865)

Japan Airlines System Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the years ended March 31, 2004 and 2003

	2004	2003	Change
		(Millions of yen)	
Operating revenues	¥1,931,742	¥2,083,480	¥(151,738)
Operating expenses:			
Cost of operating revenues	1,605,917	1,661,421	(55,504)
Selling, general and administrative expenses	393,470	411,469	(17,999)
Total operating expenses	1,999,387	2,072,891	(73,503)
Operating (loss) income	(67,645)	10,589	(78,235)
Non-operating income:			
Interest and dividend income	2,928	2,932	(3)
Equity in earnings of affiliates	1,221	340	880
Exchange gain, net	424	–	424
Other income	38,450	55,976	(17,525)
Total non-operating income	43,024	59,249	(16,224)
Non-operating expenses:			
Interest expense	28,503	34,657	(6,153)
Exchange loss, net	–	1,975	(1,975)
Other expenses	18,813	17,365	1,448
Total non-operating expenses	47,317	53,998	(6,680)
Ordinary (loss) income	(71,938)	15,840	(87,778)
Extraordinary profit:			
Gain on sales of fixed assets	1,330	4,446	(3,116)
Subsidy received in relation to purchases of aircraft to be used for isolated island routes	1,618	–	1,618
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans	755	–	755
Gain on sales of investments in securities	1,235	4,623	(3,388)
Other extraordinary profit	1,985	2,928	(943)
Total extraordinary profit	6,923	11,999	(5,075)
Extraordinary losses:			
Loss on sales and disposal of fixed assets	5,153	9,852	(4,698)
Expenses arising from business combination	–	7,304	(7,304)
Loss on investments in unconsolidated subsidiaries and affiliates	6,518	–	6,518
Other extraordinary losses	5,462	6,600	(1,138)
Total extraordinary losses	17,134	23,758	(6,623)
(Loss) income before income taxes and minority interests	(82,148)	4,081	(86,230)
Income taxes – current	8,854	8,100	753
Income taxes – deferred	(3,092)	(16,468)	13,375
Minority interests	(709)	(804)	95
Net (loss) income	¥ (88,619)	¥ 11,645	¥(100,264)

Japan Airlines System Corporation and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Accumulated Deficit/Retained Earnings

For the years ended March 31, 2004 and 2003

	2004	2003
	(Millions of yen)	
Capital surplus		
Balance at beginning of year	¥147,175	¥158,529
Increase	–	–
Decrease:		
Cash dividends	7,844	–
Transfer to retained earnings	–	11,301
Loss on disposal of common stock in treasury	2,652	51
Balance at end of year	¥136,678	¥147,175
(Accumulated deficit) retained earnings		
Balance at beginning of year	¥ 23,481	¥ 570
Increase:		
Net income	–	11,645
Change in scope of consolidation	144	–
Transfer from capital surplus	–	11,301
Decrease:		
Net loss	88,619	–
Bonuses to directors and statutory auditors	38	35
Balance at end of year	¥ (65,031)	¥ 23,481

Japan Airlines System Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2004 and 2003

	2004	2003
	(Millions of yen)	
Operating activities		
(Loss) income before income taxes and minority interests	¥ (82,148)	¥ 4,081
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	119,388	118,187
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(569)	(2,551)
Gain and loss on sales of, and loss on disposal of, fixed assets, net	17,846	17,603
Net provision for accrued pension and severance costs	19,459	17,223
Interest and dividend income	(2,928)	(2,932)
Interest expense	28,503	34,657
Exchange loss, net	547	141
Equity in earnings of affiliates	(1,221)	(340)
(Increase) decrease in notes and accounts receivable	(7,215)	31,761
Decrease (increase) in supplies	2,387	(2,812)
Increase in accounts payable	2,608	7,778
Other	14,366	(29,111)
Subtotal	111,023	193,686
Interest and dividends received	3,386	3,427
Interest paid	(29,003)	(34,709)
Income taxes paid	(9,060)	(6,991)
Net cash provided by operating activities	76,345	155,413
Investing activities		
Purchases of time deposits	(1,092)	(101)
Proceeds from maturity of time deposits	996	1,877
Purchases of fixed assets	(151,585)	(195,575)
Proceeds from sales of fixed assets	57,285	62,043
Purchases of investments in securities	(974)	(11,540)
Proceeds from sales and maturity of investments in securities	3,615	12,400
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	103	683
Long-term loans receivable made	(2,853)	(4,937)
Collection of long-term loans receivable	8,875	42,887
Other	247	7,074
Net cash used in investing activities	(85,382)	(85,187)

	2004	2003
	(Millions of yen)	
Financing activities		
Decrease in short-term borrowings, net	¥ (9,976)	¥ (36,196)
Proceeds from long-term loans	200,882	214,804
Repayment of long-term loans	(134,638)	(199,550)
Proceeds from issuance of bonds	29,815	–
Redemption of bonds	(67,495)	(83,864)
Dividends paid to stockholders	(7,813)	(50)
Dividends paid to minority interests	(334)	(266)
Other	(2,825)	(2,979)
Net cash provided by (used in) financing activities	7,615	(108,103)
Effect of exchange rate changes on cash and cash equivalents	(1,568)	(670)
Net decrease in cash and cash equivalents	(2,991)	(38,548)
Cash and cash equivalents at beginning of year	146,318	185,399
Increase in cash and cash equivalents arising from inclusion in consolidation	–	176
Decrease in cash and cash equivalents arising from exclusion from consolidation	–	(708)
Cash and cash equivalents at end of year	¥ 143,327	¥ 146,318

Reconciliation between cash and time deposits in balance sheets to cash and cash equivalents at end of year	2004	2003
Cash and time deposits in balance sheets	¥ 143,775	¥ 133,145
Time deposits with original maturities of more than three months	(448)	(392)
Marketable securities with original maturities of three months or less	0	13,840
Current account overdrafts included in short-term borrowings	–	(274)
Cash and cash equivalents at end of year	¥ 143,327	¥ 146,318

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines System Corporation (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 26 of the consolidated subsidiaries is December 31. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 have been adjusted, if necessary. JLC Insurance Company Limited has changed its balance sheet date from February 28 to December 31 and, thus, its current fiscal year was ten months.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method. The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are principally stated at cost. Cost of securities sold is principally determined by the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Aircraft, spare engines and spare parts contained in flight equipment	– The straight-line method or the declining-balance method based on their estimated useful lives.
Ground property and equipment:	
Japan Airlines Company, Ltd. and Japan Air System Co., Ltd.	– The straight-line method
Other companies	– Principally the declining-balance method
Intangible fixed assets	– The straight-line method

h. Deferred charges

Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of the pension plans for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

1. Summary of Significant Accounting Policies (continued)

j. Accrued pension and severance costs (continued)

The adjustment for actuarial assumptions is being amortized by straight-line method over a period ranging from 5 to 15 years from the fiscal year following the adjustment, a period which is within the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

k. Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

l. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in stockholders' equity.

m. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

n. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

o. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

p. Income taxes

Effective the year ended March 31, 2004, the Company and certain of its domestic subsidiaries have adopted the Japanese consolidated tax return system.

q. Appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit

Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations and disposition.

2. Other Footnote Information

a. Accumulated depreciation at March 31, 2004 and 2003 amounted to ¥1,632,427 million and ¥1,661,854 million, respectively.

b. At March 31, 2004 and 2003, contingent liabilities for guarantees amounted to ¥17,208 million and ¥15,207 million, respectively. In addition, at March 31, 2004 and 2003, contingent liabilities for commitment to guarantees, keep-well agreements and other commitments amounted to ¥1,994 million and ¥2,133 million, respectively.

c. At March 31, 2003, a consolidated subsidiary was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥30,000 million.

d. At March 31, 2004 and 2003, shares of common stock in treasury numbered 18,448,160 and 19,863,126, respectively.

3. Subsequent Events

a. Pursuant to a resolution of the Board of Directors at a meeting held on January 21, 2004, Japan Asia Airways Co., Ltd. ("JAA"), which was previously owned 90.5% by Japan Airlines International Co., Ltd. (formerly Japan Airlines Company, Ltd.), a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of the Company effective April 1, 2004 by way of a share exchange (*kabushiki-kohkan*). The Company delivered 65,000,000 shares newly issued by the Company and 16,018,600 shares held as treasury stock (for a total of 81,018,600 shares) to the shareholders of JAA in exchange for JAA's shares. Consequently, the Company's shares of common stock in issue numbered 2,045,465,250.

   As a result of this share exchange, the amount of common stock remained unchanged, capital surplus increased by ¥5,069 million, and common stock in treasury decreased by ¥4,474 million.

b. Pursuant to a resolution of the Board of Directors at a meeting held on March 17, 2004, the Company issued zero coupon guaranteed convertible bonds due 2011 on April 5, 2004.

   (1) Total amount of the bond issue: ¥100,000 million

   (2) Coupon: zero

   (3) Maturity date: March 25, 2011

   (4) Shares to be issued upon conversion:

   ① Type of shares: common stock

   ② Number of shares to be issued: The number of shares to be issued upon exercise of the stock acquisition rights is equal to the face value of the bonds divided by the conversion price.

   (5) Initial conversion price: ¥440 per share which is subject, under certain circumstances, to adjustment.

   (6) Exercise period of stock acquisition rights: The stock acquisition rights granted under the terms of these bonds may be exercised at any time during the period from, and inclusive of, April 19, 2004 up to the close of business on March 11, 2011 at the location where the stock acquisition rights are exercised.

c. Effective April 1, 2004, JAL Group has changed its business structure. Under the new business structure, Japan Airlines International Co., Ltd. (formerly Japan Airlines Company, Ltd.) is responsible for the international passenger service and cargo service businesses, and Japan Airlines Domestic Co., Ltd. (formerly Japan Air System Co., Ltd.) is responsible for the domestic passenger service business.

4. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, hotel and resort operations, travel services, card and lease operations, trading and other airline-related business. This segmentation has been determined for internal management purposes.

Until the year ended March 31, 2003, the business segment information was presented in four major categories: the air transportation segment, the travel segment, the hotel and resort operations segment and a segment entitled 'other' which included card and lease operations, trading and other airline-related business.

Effective the year ended March 31, 2004, the Company has revised its method of segmentation. The airline-related business, which had been included in "Other" until the year ended March 31, 2003, has been presented as a new segment since, under the Company's current business strategies, it is a separate function of the air transportation business. In addition, the hotel and resort operations business, which had been presented as a separate segment until the year ended March 31, 2003, has been included in "Other" for the year ended March 31, 2004 since its size has decreased following a change in basic business strategy under which it now operates its businesses under a system of administration contracts.

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2004 and 2003 is summarized as follows:

	Year ended March 31, 2004						
	Air transportation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,370,548	¥ 75,775	¥337,356	¥148,061	¥1,931,742	¥ –	¥1,931,742
Inter-group sales and transfers	178,274	167,991	44,591	110,060	500,917	(500,917)	–
Total	1,548,823	243,766	381,948	258,122	2,432,659	(500,917)	1,931,742
Operating expenses	1,621,002	241,875	385,894	251,735	2,500,507	(501,119)	1,999,387
Operating income (loss)	¥ (72,179)	¥ 1,891	¥ (3,946)	¥ 6,386	¥ (67,847)	¥ 201	¥ (67,645)
Identifiable assets	¥1,791,150	¥113,582	¥79,979	¥356,812	¥2,341,525	¥(228,106)	¥2,113,418
Depreciation and amortization	¥ 103,303	¥ 3,029	¥ 1,335	¥ 12,006	¥ 119,675	¥ (286)	¥ 119,388
Capital expenditures	¥ 144,312	¥ 2,574	¥ 1,800	¥ 6,572	¥ 155,259	¥ (997)	¥ 154,262

4. Segment Information (continued)

a. Business segment information (continued)

	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	Year ended March 31, 2003 (Millions of yen)						
Operating revenues	¥1,458,276	¥391,041	¥34,516	¥199,646	¥2,083,480	¥ –	¥2,083,480
Inter-group sales and transfers	192,195	44,747	5,301	268,584	510,828	(510,828)	–
Total	1,650,471	435,788	39,818	468,230	2,594,309	(510,828)	2,083,480
Operating expenses	1,647,671	436,058	39,602	459,593	2,582,926	(510,035)	2,072,891
Operating income (loss)	¥ 2,799	¥ (269)	¥ 215	¥ 8,636	¥ 11,382	¥ (792)	¥ 10,589
Identifiable assets	¥1,817,563	¥ 77,394	¥79,031	¥414,384	¥2,388,373	¥(216,089)	¥2,172,284
Depreciation and amortization	¥ 98,900	¥ 1,348	¥ 2,579	¥ 15,721	¥ 118,548	¥ (361)	¥ 118,187
Capital expenditures	¥ 185,982	¥ 2,073	¥ 1,818	¥ 10,019	¥ 199,894	¥ (704)	¥ 199,189

The business segment information for the year ended March 31, 2003, reclassified in order to confirm to the current year presentation, is as follows:

	Air transportation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	Year ended March 31, 2003 (Millions of yen)						
Operating revenues	¥1,458,276	¥ 75,437	¥391,041	¥158,724	¥2,083,480	¥ –	¥2,083,480
Inter-group sales and transfers	192,195	170,660	44,747	103,225	510,828	(510,828)	–
Total	1,650,471	246,098	435,788	261,950	2,594,309	(510,828)	2,083,480
Operating expenses	1,647,671	243,634	436,058	255,562	2,582,926	(510,035)	2,072,891
Operating income (loss)	¥ 2,799	¥ 2,464	¥ (269)	¥ 6,387	¥ 11,382	¥ (792)	¥ 10,589
Identifiable assets	¥1,817,563	¥124,946	¥ 77,394	¥368,469	¥2,388,373	¥(216,089)	¥2,172,284
Depreciation and amortization	¥ 98,900	¥ 3,971	¥ 1,348	¥ 14,328	¥ 118,548	¥ (361)	¥ 118,187
Capital expenditures	¥ 185,982	¥ 1,893	¥ 2,073	¥ 9,944	¥ 199,894	¥ (704)	¥ 199,189

4. Segment Information (continued)

b. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines Company, Ltd., Japan Air System Co., Ltd., Japan Asia Airways Co., Ltd. and Jalways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the years ended March 31, 2004 and 2003 are summarized as follows:

	Year ended March 31, 2004			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥348,492	¥302,232	¥187,973	¥ 838,698
Consolidated operating revenues	–	–	–	¥1,931,742
Consolidated operating revenues as a percentage of operating revenues from overseas operations	18.0%	15.7%	9.7%	43.4%

	Year ended March 31, 2003			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥433,314	¥325,409	¥211,648	¥ 970,372
Consolidated operating revenues	–	–	–	¥2,083,480
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.8%	15.6%	10.2%	46.6%

c. Geographic information

Total assets in Japan at March 31, 2004 and 2003 and operating revenues from the operations in Japan for the years then ended represented more than 90% of consolidated total assets and consolidated operating revenues, respectively. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

5. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2004 and 2003 and the related depreciation and interest expense for the years ended March 31, 2004 and 2003, which would have been reflected in the consolidated balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥499,349	¥25,604	¥524,953
Less accumulated depreciation	205,948	10,940	216,888
Net book value	¥293,400	¥14,664	¥308,064

	March 31, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥460,044	¥29,930	¥489,974
Less accumulated depreciation	223,865	11,429	235,294
Net book value	¥236,179	¥18,501	¥254,680

	Year ended March 31,	
	2004	2003
	(Millions of yen)	
Depreciation expense	¥48,654	¥47,376
Interest expense	¥ 5,090	¥ 5,871

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥55,537 million and ¥55,541 million for the years ended March 31, 2004 and 2003, respectively.

5. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2004 and 2003 whicih have been accounted for as operating leases is summarized as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Within 1 year	¥ 47,332	¥ 47,194
Over 1 year	268,508	217,939
	¥315,840	¥265,133

Future rental expenses under operating leases outstanding at March 31, 2004 and 2003 were as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Within 1 year	¥ 24,175	¥ 20,083
Over 1 year	167,368	120,376
	¥191,544	¥140,459

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2004 and 2003, and the related depreciation and interest revenue for the years ended March 31, 2004 and 2003, which are reflected in the consolidated balance sheets and the related statements of operations:

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥2,559	¥2,907
Less accumulated depreciation	324	1,702	2,027
Net book value	¥ 23	¥ 857	¥ 880

	March 31, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥3,033	¥3,381
Less accumulated depreciation	289	1,973	2,263
Net book value	¥ 58	¥1,060	¥1,118

5. Leases (continued)

As lessor (continued)

	Year ended March 31,	
	2004	2003
	(Millions of yen)	
Depreciation expense	¥513	¥624
Interest revenues	¥ 51	¥ 69

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥602 million and ¥739 million for the years ended March 31, 2004 and 2003, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2004 and 2003 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Within 1 year	¥ 433	¥ 492
Over 1 year	474	676
	¥ 907	¥1,169

Future rental revenues under operating leases outstanding at March 31, 2004 and 2003 are summarized as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Within 1 year	¥ 15	¥ –
Over 1 year	15	–
	¥ 31	¥ –

6. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2004 and 2003 were as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Deferred tax assets:		
Accrued pension and severance costs	¥ 53,683	¥ 38,709
Revaluation loss on investments in subsidiaries and affiliates	14,483	14,536
Accrued bonuses	2,526	2,609
Allowance for bad debts	1,814	2,391
Accounts payable – trade	3,203	3,137
Revaluation loss on flight equipment spare parts	2,287	2,041
Tax loss carryforward	44,994	38,197
Other	20,530	18,736
	143,524	120,360
Deferred tax liabilities:		
Reserve for special depreciation	–	(2,805)
Accumulated earnings of consolidated subsidiaries and affiliates	(5,424)	(4,058)
Net unrealized gain on investments in securities	(2,042)	–
Other	(3,910)	(1,382)
	(11,377)	(8,246)
Valuation allowance	(73,992)	(54,499)
Deferred tax assets, net	¥ 58,155	¥ 57,614

For the year ended March 31, 2004, a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate is not required to be disclosed since the Company recorded a loss before income taxes. The statutory tax rate for the year ended March 31, 2004 was 44.2%.

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2003 is as follows:

	Year ended March 31,2003
Japanese statutory tax rate	42.1%
Disallowed expenses, including entertainment expenses	39.9
Dividends received	(7.3)
Equity in earnings of affiliates	(3.5)
Inhabitants' per capita taxes	7.4
Change in valuation allowance	(347.5)
Tax effect on undistributed earnings of consolidated subsidiaries	53.7
Difference in tax rates of consolidated subsidiaries	10.2
Other	(0.0)
Effective tax rate	(205.0)%

6. Tax-Effect Accounting (continued)

At March 31, 2003, reflecting a change in the local tax rates, the statutory tax rate utilized in estimating deferred tax assets and liabilities has been applied as follows. The statutory tax rate effective for the year ended March 31, 2004, excluding a surtax for the consolidation tax return system, has been applied to the temporary differences expected to be deducted for tax purposes by the end of March 2004, and the new rate has been applied to those to be utilized after April 2004.

7. Fair Value of Investments in Securities

The components of net unrealized gain (loss) on investments in marketable securities at March 31, 2004 and 2003 are summarized as follows:

	March 31, 2004		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 9,937	¥15,346	¥5,409
Bonds	117	119	2
Other	861	876	14
	10,916	16,343	5,426
Unrealized loss:			
Stocks	3,574	3,159	(415)
Bonds	52	51	(0)
Other	77	73	(4)
	3,704	3,284	(420)
Total	¥14,621	¥19,627	¥5,005

	March 31, 2003		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 2,596	¥ 4,524	¥ 1,927
Bonds	232	235	3
Other	970	1,003	32
	3,800	5,763	1,962
Unrealized loss:			
Stocks	10,931	7,985	(2,946)
Bonds	109	107	(2)
Other	129	87	(42)
	11,171	8,180	(2,991)
Total	¥14,971	¥13,943	¥(1,028)

7. Fair Value of Investments in Securities (continued)

Investments in non-marketable securities at March 31, 2004 and 2003 are summarized as follows.

	March 31,	
	2004	2003
	(Millions of yen)	
Money Management Fund	¥ 0	¥13,824
Unlisted stocks other than over-the-counter stocks	26,702	29,472
Other	106	122
	¥26,809	¥43,419

8. Derivative and Hedging Activities

Consolidated subsidiaries have utilized forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and consolidated subsidiaries have also utilized interest-rate and/or currency swaps to minimize the impact of foreign exchange and/or interest-rate movements related to their outstanding debt on their operating results. Certain consolidated subsidiaries have also entered into a variety of swaps and options in their management of risk exposure related to the commodity prices of fuel.

Derivatives positions are stated at fair value except that gain or loss on the derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized.

9. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan and welfare pension fund plans (WPFP).

	March 31,	
	2004	2003
	(Millions of yen)	
Projected benefit obligation	¥(936,352)	¥(829,170)
Plan assets	396,371	337,495
Accrued pension and severance costs	163,128	143,670
Prepaid pension cost	(647)	(448)
Net unrecognized amount	¥(377,499)	¥(348,453)

9. Accrued Pension and Severance Costs (continued)

The net unrecognized amount presented above consisted of the following:

	March 31,	
	2004	2003
	(Millions of yen)	
Unrecognized obligation at transition	¥(162,239)	¥(177,551)
Adjustment to actuarial assumptions	(216,246)	(172,417)
Unrecognized past service cost	986	1,515
Total	¥(377,499)	¥(348,453)

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table.

On August 13, 2003, a certain domestic subsidiary received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. In accordance with paragraph 47-2 of the "Practical Guidelines on Retirement Benefits Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, the subsidiary accounted for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under its WPFP as of the date of approval of the exemption, assuming that the transfer to the Japanese Government of the substitutional portion of the benefit obligation and related portion of the pension plan assets had been completed as of that date. As a result, the subsidiary recognized a gain of ¥755 million for the year ended March 31, 2004. At March 31, 2004, the pension plan assets which are to be transferred were calculated at ¥2,343 million.

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2004	2003
	(Millions of yen)	
Service cost	¥ 31,421	¥ 31,169
Interest cost on projected benefit obligation	27,386	26,939
Expected return on plan assets	(15,987)	(17,168)
Amortization of unrecognized obligation at transition	14,844	15,143
Amortization of adjustment to actuarial assumptions	12,554	8,765
Amortization of past service cost	(126)	(140)
Net periodic pension cost	¥ 70,093	¥ 64,709

9. Accrued Pension and Severance Costs (continued)

The actuarial assumptions used were as follows:

	For the year ended March 31,	
	2004	2003
	(Millions of yen)	
Method of amortization	Straight-line method	Straight-line method
Discount rates for obligation at end of year	2.5% ~ 2.8%	2.5% ~ 3.5%
Expected rates of return on plan assets	0.0% ~ 5.5%	0.7% ~ 5.5%

The adjustment to the actuarial assumptions is being amortized over a period ranging from 5 to 15 years from the fiscal year following the adjustment, a period which is within the average remaining years of service of the active participants in the plans.

The unrecognized obligation at transition is being amortized principally over 15 years.

Past service cost is principally charged to income in the period when incurred; however, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Components of Revenues from the Air Transportation Segment

	Year ended March 31,			
	2004		2003	
	Amount	Ratio (%)	Amount	Ratio (%)
	(Millions of yen)			
International:				
Passenger operations	¥ 549,764	35.5	¥ 668,472	40.5
Cargo operations	153,015	9.9	157,288	9.5
Mail service operations	8,315	0.5	8,324	0.5
Luggage operations	2,149	0.1	2,790	0.2
Subtotal	713,246	46.0	836,876	50.7
Domestic:				
Passenger operations	668,888	43.2	629,358	38.2
Cargo operations	30,814	2.0	30,238	1.8
Mail service operations	11,856	0.8	11,979	0.7
Luggage operations	306	0.0	300	0.0
Subtotal	711,866	46.0	671,876	40.7
Other revenues	41,925	2.7	42,086	2.6
Incidental business revenues	81,785	5.3	99,632	6.0
Total revenues	¥1,548,823	100.0	¥1,650,471	100.0

Japan Airlines System Corporation

Non-Consolidated Financial Information

For the years ended March 31, 2004 and 2003

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Total operating revenues	FY03	¥21,329	(571.5%)
		FY02	¥ 3,176	(-)
(2)	Operating income	FY03	¥10,374	(-)
		FY02	¥ 188	(-)
(3)	Ordinary income	FY03	¥10,167	(-)
		FY02	¥ 40	(-)
(4)	Net income	FY03	¥ 8,701	(-)
		FY02	¥ 11	(-)
(5)	Net income per share	FY03	¥ 4.41	
		FY02	¥ 0.01	
(6)	Diluted net income per share	FY03	¥ -	
		FY02	¥ -	
(7)	Return on equity	FY03	3.0%	
		FY02	0.0%	
(8)	Ordinary income as a percentage of total assets	FY03	1.3%	
		FY02	0.0%	
(9)	Ordinary income as a percentage of total operating revenues	FY03	47.7%	
		FY02	1.3%	

Note 1. Number of shares outstanding during the year:

FY03	1,972,757,752
FY02	1,979,260,152

2. Dividends

(1)	Annual dividends per share	FY03	¥ 0.00
		FY02	¥ 4.00
(2)	Total annual dividends	FY03	–
		FY02	¥ 7,914 million
(3)	Dividends as a percentage of net income	FY03	–
		FY02	66,495.6%
(4)	Dividends as a percentage of equity	FY03	–
		FY02	2.7%

3. Non-Consolidated Financial Position

(1)	Total assets	FY03	¥931,961 million
		FY02	¥619,604 million
(2)	Total stockholders' equity	FY03	¥285,648 million
		FY02	¥289,351 million
(3)	Stockholders' equity as a percentage of total assets	FY03	30.7%
		FY02	46.7%
(4)	Equity per share	FY03	¥ 145.54
		FY02	¥ 146.24

Note 1. Number of shares outstanding at end of the year:

March 31, 2004	1,962,659,184
March 31, 2003	1,978,646,153

Note 2. Number of shares of common stock in treasury outstanding at end of the year:

March 31, 2004	17,806,066
March 31, 2003	1,819,097

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2005

(1)	Total operating revenues	¥ 17,500 million
(2)	Operating income	¥ 400 million
(3)	Ordinary income	¥ 200 million
(4)	Net income	¥ 0 million
(5)	Annual dividends per share	¥ 4.00
(6)	Net income per share	¥ 0.00

(For the assumptions underlying the forecast and other concerns are given on page 11.)

5-(1)

Japan Airlines System Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2004 and 2003

(Millions of yen)

	2004	%	2003	%	Change
Assets					
I. Current assets					
Cash and time deposits	¥ 30		¥ 67		¥ (36)
Accounts receivable – trade	3,741		392		3,349
Current portion of long-term loans receivable from subsidiaries	36,751		31,886		4,865
Prepaid expenses	38		76		(37)
Accounts receivable – other	5,837		–		5,837
Deferred income taxes	40		6		33
Other current assets	4		1		3
Total current assets	46,445	5.0	32,429	5.2	14,015
II. Fixed assets					
Tangible fixed assets:					
Buildings	–		681		(681)
Tools and spare parts	56		63		(6)
Total tangible fixed assets	56	0.0	744	0.1	(688)
Intangible fixed assets:					
Software	13		10		3
Other intangible fixed assets	0		–		0
Total intangible fixed assets	13	0.0	10	0.0	3
Investments:					
Investments in subsidiaries	300,822		289,851		10,970
Long-term loans receivable from subsidiaries	584,090		295,672		288,418
Deferred income taxes	18		13		4
Other investments	0		360		(360)
Total investments	884,931	95.0	585,898	94.6	299,032
Total fixed assets	885,001	95.0	586,653	94.7	298,348
III. Deferred charges					
Start-up costs	391		522		(130)
Bond issuance expenses	123		–		123
Total deferred charges	514	0.0	522	0.1	(7)
Total assets	¥931,961	100.0	¥619,604	100.0	¥312,356

(Millions of yen)

	2004	%	2003	%	Change
Liabilities					
I. Current liabilities					
Accounts payable – trade	¥ 768		¥ 451		¥ 317
Short-term borrowings from a subsidiary	17,018		1,257		15,760
Current portion of long-term loans	36,751		31,886		4,865
Accounts payable – other	4,235		37		4,197
Accrued income taxes	148		48		99
Accrued expenses	3,287		860		2,426
Other current liabilities	12		38		(25)
Total current liabilities	62,222	6.7	34,581	5.6	27,641
II. Non-current liabilities					
Bonds	30,000		–		30,000
Long-term loans	554,090		295,672		258,418
Total non-current liabilities	584,090	62.6	295,672	47.7	288,418
Total liabilities	646,313	69.3	330,253	53.3	316,060
Stockholders' equity					
I. Common stock	100,000	10.7	100,000	16.1	–
II. Capital surplus:					
Additional paid-in capital	100,000	10.7	100,000	16.1	–
Other capital surplus	81,908	8.8	89,801	14.5	(7,893)
Transfer from additional paid-in capital	81,887		89,801		(7,914)
Gain on sales of common stock in treasury	20		–		20
III. Retained earnings:					
Unappropriated retained earnings	8,713	1.0	11	0.0	8,701
IV. Common stock in treasury	(4,973)	(0.5)	(462)	(0.0)	(4,511)
Total stockholders' equity	285,648	30.7	289,351	46.7	(3,703)
Total liabilities and stockholders' equity	¥931,961	100.0	¥619,604	100.0	¥312,356

Japan Airlines System Corporation

Comparative Non-Consolidated Statements of Income

For the years ended March 31, 2004 and 2003

(Millions of yen)

	2004	%	2003	%
Operating revenues	¥21,329	100.0	¥3,176	100.0
Operating expenses:				
Cost of operating revenues	5,566		388	
Selling, general and administrative expenses	5,388		2,599	
Total operating expenses	10,954	51.4	2,987	94.0
Operating income	10,374	48.6	188	6.0
Non-operating income:				
Interest income	0		0	
Other income	9		0	
Total non-operating income	9	0.1	0	0.0
Non-operating expenses:				
Interest expense	70		3	
Amortization of start-up costs	130		130	
Other expenses	14		15	
Total non-operating expenses	215	1.0	149	4.7
Ordinary income	10,167	47.7	40	1.3
Extraordinary loss:				
Loss on sales and disposal of fixed assets	1,009		–	
Total extraordinary loss	1,009	4.8	–	–
Income before income taxes	9,158	42.9	40	1.3
Income taxes:				
Current	495		48	
Deferred	(38)		(19)	
Net income	8,701	40.8	11	0.4
Unappropriated retained earnings at beginning of the year	11		–	
Unappropriated retained earnings at end of the year	¥ 8,713		¥ 11	

Japan Airlines System Corporation

Comparative Proposal for Appropriation of Retained Earnings and Other Capital Surplus

	2004	2003
		(Millions of yen)
Unappropriated retained earnings		
Unappropriated retained earnings	¥ 8,713	¥ 11
Unappropriated retained earnings to be carried forward	¥ 8,713	¥ 11
Other capital surplus		
Other capital surplus	¥81,908	¥89,801
Appropriation of other capital surplus:		
Cash dividends	–	7,914
(¥4 per share in 2003)		
Unappropriated other capital surplus to be carried forward	¥81,908	¥81,887

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003

1. Summary of Significant Accounting Policies

a. Investments in securities

Investments in subsidiaries are stated at cost based on the moving average method.

b. Tangible fixed assets

The straight-line method based on their estimated useful lives.

c. Deferred charges

Start-up costs are capitalized and are being amortized over a period of 5 years. Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

d. Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

e. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

f. Income taxes

Effective the year ended March 31, 2004, the Company has adopted the Japanese consolidated tax return system.

2. Other Footnote Information

a. As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at March 31, 2004 and 2003 amounted to ¥10 million and ¥21 million, respectively.

2. Other Footnote Information (continued)

c. At March 31, 2004 and 2003, contingent liabilities for guarantees amounted to ¥581,459 million and ¥39,410 million, respectively.

d. At March 31, 2004 and 2003, investments in subsidiaries which have no determinable market prices and the related fair value information have been omitted.

3. Subsequent Events

a. Pursuant to a resolution of the Board of Directors at a meeting held on January 21, 2004, Japan Asia Airways Co., Ltd. ("JAA"), which was previously owned 90.5% by Japan Airlines International Co., Ltd. (formerly Japan Airlines Company, Ltd.), a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of the Company effective April 1, 2004 by way of a share exchange (*kabushiki-kohkan*). The Company delivered 65,000,000 shares newly issued by the Company and 16,018,600 shares held as treasury stock (for a total of 81,018,600 shares) to the shareholders of JAA in exchange for JAA's shares. Consequently, the Company's shares of common stock in issue numbered 2,045,465,250.

As a result of this share exchange, the amount of common stock remained unchanged, capital surplus increased by ¥5,069 million, and common stock in treasury decreased by ¥4,474 million.

b. Pursuant to a resolution of the Board of Directors at a meeting held on March 17, 2004, the Company issued zero coupon guaranteed convertible bonds due 2011 on April 5, 2004.

(1) Total amount of the bond issue: ¥100,000 million

(2) Coupon: zero

(3) Maturity date: March 25, 2011

(4) Shares to be issued upon conversion:

① Type of shares: common stock

② Number of shares to be issued: The number of shares to be issued upon exercise of the stock acquisition rights is equal to the face value of the bonds divided by the conversion price.

(5) Initial conversion price: ¥440 per share which is subject, under certain circumstances, to adjustment.

(6) Exercise period of stock acquisition rights: The stock acquisition rights granted under the terms of these bonds may be exercised at any time during the period from, and inclusive of, April 19, 2004 up to the close of business on March 11, 2011 at the location where the stock acquisition rights are exercised.

c. Effective April 1, 2004, JAL Group has changed its business structure. Under the new business structure, Japan Airlines International Co., Ltd. (formerly Japan Airlines Company, Ltd.) is responsible for the international passenger service and cargo service businesses, and Japan Airlines Domestic Co., Ltd. (formerly Japan Air System Co., Ltd.) is responsible for the domestic passenger service business.

4. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2004 and 2003 were as follows:

	March 31,	
	2004	2003
	(Millions of yen)	
Deferred tax assets:		
Accrued rent expenses	¥36	¥ 9
Depreciation	–	4
Amortization of deferred charge	20	–
Accrued enterprise tax	–	4
Other	6	1
	63	19
Valuation allowance	(5)	–
Deferred tax assets, net	¥58	¥19

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the years ended March 31, 2004 and 2003 is as follows:

	Year ended March 31,	
	2004	2003
Japanese statutory tax rates	44.2%	42.1%
Disallowed expenses, including entertainment expenses	0.5	24.4
Non-taxable income, including dividends received	(39.8)	–
Inhabitants' per capita taxes	–	3.9
Other	0.1	0.3
Effective tax rates	5.0%	70.7%

At March 31, 2003, reflecting a change in the local tax rates, the statutory tax rate utilized in estimating deferred tax assets and liabilities has been applied as follows. The statutory tax rate effective for the year ended March 31, 2004, excluding a surtax for the consolidation tax return system, has been applied to the temporary differences expected to be deducted for tax purposes by the end of March 2004, and the new rate has been applied to those to be utilized after April 2004.